

CANON ANNUAL REPORT 2002

Fiscal Year Ended December 31, 2002







Canon
INC

Coporate Profile

Canon Inc. (NYSE: CAJ) and the Canon Group develop, produce and market a wide range of products used in the home, offices and industry, including business machines, conventional and digital cameras, lenses, digital video camcorders, semiconductor production equipment, television broadcasting lenses and medical equipment. The Group employs 97,802 people* worldwide.

The operating environment in 2003 remained harsh, but Canon's strong product lines and successful management reformation activities made possible the third consecutive year of record-breaking consolidated net income. The Group also made significant progress in achieving the aims of Phase II of the Excellent Global Corporation Plan, which commenced in 2001 and will conclude in 2005.

The Canon Group pursues a variety of environmental and philanthropic activities under its corporate philosophy of *kyosei*, or living and working together for the common good. We are also fulfilling our duties to investors and society by stressing good corporate governance throughout our activities.

* As of December 31, 2002

CONTENTS

Financial Highlights

	Millions of yen (except per share amounts)		Thousands of U.S. dollars (except per share amounts)
	2002	2001	**2002**
Net sales	**¥2,940,128**	2,907,573	**$24,501,067**
Income before cumulative effect of change in accounting principle	**190,737**	163,869	**1,589,475**
Net income	**190,737**	167,561	**1,589,475**
Earnings per share:			
Income before cumulative effect of change in accounting principle:			
Basic	**217.56**	187.07	**1.81**
Diluted	**214.80**	184.55	**1.79**
Net income:			
Basic	**217.56**	191.29	**1.81**
Diluted	**214.80**	188.70	**1.79**
Total assets	**2,942,706**	2,844,756	**24,522,550**
Stockholders' equity	**1,591,950**	1,458,476	**13,266,250**

Note: U.S. dollar amounts in this Annual Report, solely for the convenience of the reader, are translated from yen at the rate of ¥120 = US$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of December 30, 2002.

Consolidated net sales
(Millions of yen)



3,000,000
0
2,736,084
2,530,896
2,696,420
2,907,573
2,940,128
98 99 00 01 02

Consolidated net income
(Millions of yen)



200,000
0
109,569
70,234
134,088
167,561
190,737
98 99 00 01 02

Net income per share
(Yen)



220
Basic
Diluted
0
126.10
123.93
80.66
79.50
153.66
151.51
191.29
188.70
217.56
214.80
98 99 00 01 02

Stockholders' equity
(Millions of yen)



1,600,000
0
1,155,520
1,202,003
1,298,914
1,458,476
1,591,950
98 99 00 01 02

To Our Shareholders

Looking back at the global economy in 2002, the U.S. economy began showing signs of an upturn, but lost momentum in the second half, owing to slow consumer spending and a decline in business confidence. While European economies recovered moderately, the pace decelerated in some countries in the region in the latter half of the year. In Asia, the economy of the People's Republic of China continued to grow substantially, while other Asian economies sustained modest advances. The Japanese economy remained stagnant, with no signs of recovery against the backdrop of falling stock prices and growing uncertainty over prospects for the global economy.

In the Canon Group's markets, flagging global demand for personal computers (PCs) reduced sales of IT-related equipment, but the market grew for office-use digital copying machines, particularly multifunction and color products. The digital camera and digital video camcorder markets continued to expand worldwide. Price declines in the memory devices market inhibited capital spending for semiconductor production equipment. The average value of the yen in 2002 was ¥124.73 to the U.S. dollar, and ¥118.39 to the euro, a depreciation of 3% and 8%, respectively, compared with the previous year.

Despite these conditions, Canon achieved record highs in both consolidated net sales and net income, and a third consecutive year of sales and profit growth. Consolidated net sales totaled ¥2,940.1 billion (US$24,501 million), a 1.1% increase from the previous year. The gross profit ratio improved 3.6 percentage points, to 47.6%, mainly reflecting reduced costs through production reformation activities and shortened lead times for new product development. Operating profit totaled ¥346.4 billion (US$2,886 million), up 22.9%. Net income grew 13.8% to ¥190.7 billion (US$1,589 million), and basic earnings per share were ¥217.56 (US$1.81), an increase of ¥26.27 (US$0.22).

The Board of Directors has proposed a ¥5.00 (US$0.04) increase in the Company's year-end dividend, to ¥17.50 (US$0.15). When combined with the interim dividend of ¥12.50 (US$0.10), this would bring the annual dividend to ¥30.00 (US$0.25) per share.

Results by Product Group

Sales of business machines increased 0.1% to ¥2,226.2 billion (US$18,552 million). Cost-cutting measures and healthy sales of competitive digital networked monochrome multifunction devices (MFDs) and Bubble Jet printers contributed to a 22.7% increase in operating profits, to ¥411.0 billion (US$3,425 million). Sales of business systems, including facsimile machines, personal computers, micrographics equipment and calculators, fell mainly because of slow demand for PCs in Japan, though demand for our multifunction facsimile machines was favorable.

Camera sales expanded a robust 27.4%, to ¥485.8 billion (US$4,048 million). Greatly improved profitability, owing mainly to the rapid rise in sales of digital cameras and digital video camcorders, coupled with effective cost-cutting measures, boosted operating profit 94.5%, to ¥70.3 billion (US$586 million). Successive launches of compact digital cameras bolstered Canon's lineup, but sales of conventional film cameras continued to slide.

Sales of optical and other products decreased 24.6%, to ¥228.2 billion (US$1,901 million), owing to a drop in demand for semiconductor production equipment. We also suffered an operating loss of ¥11.7 billion (US$97 million) in this category, following an operating profit of ¥23.9 billion in 2001.

Progress toward Becoming an Excellent Global Corporation

In 2002, Canon completed the second year of Phase II of the Excellent Global Corporation Plan. Among the aims of this five-year management initiative are securing the No.1 position worldwide in all of our core business areas, strengthening R&D to steadily create high-potential new businesses and further enhancing our financial position.

Already the global leader in copying machines and laser beam printers, we are expanding color document handling and developing the print-on-demand (POD) market, as well as systems and hardware solutions businesses.

Canon introduced the first direct print system of outputting digital photographs without using a PC, and in 2002 worked with five other companies to propose an industry standard, named PictBridge, that include products from each manufacturer. We will aggressively introduce compatible products to take full advantage of this standard, as well as our unique position as a manufacturer of both digital cameras and photo-quality printers.

In the area of semiconductor production equipment, we aim to enhance our investment in R&D with the objective of accelerating the development of basic technologies for next-generation products that will maintain our technological edge over the competition.

Dealing with the Challenges Ahead

We are optimizing production activities globally and establishing product development functions in the United States and Europe, a move that will enable our global operations to develop and manufacture products for sale globally. We are also making progress toward establishing our Three Regional Headquarters System by enhancing the functions of our regional marketing headquarters in the Americas and Europe.

Canon also views environmental concerns as a management issue of extreme importance, and we will step up our efforts in this area, as well.

Although the world economic outlook is uncertain in 2003, Canon is strongly positioned in a range of expanding markets. By remaining on course toward our goal of becoming an excellent global corporation, as well as a leading company in the imaging industry, I am confident that we will continue adding value to the Canon Group for stakeholders around the world.





Fujio Mitarai
President and CEO
Canon Inc.

Nurturing the Seeds of Success to Maintain Momentum

How was the Canon Group able to complete its third consecutive year of record-breaking results for consolidated net income? And what does the future hold? In this interview, Fujio Mitarai, president and CEO of Canon Inc., discusses the momentum of management reformation and the Group's prospects for future growth.

Strong Financial Foundations Sustain Growth

The origins of Canon's robust performance during the past three years can be found in a wide range of programs and activities combining our traditional strengths with the commitment to maintaining profitable operations throughout the Canon Group. For example, production reformation has allowed us to significantly reduce costs, which is why we will continue these activities into the future.



In addition, the Canon Group is developing new products more efficiently and rapidly than ever before. Nearly 60% of the Canon brand products now on the market were launched within the past two years, which means that we are selling a large number of products with high profitability. While shortening product development lead times, we have also dramatically reduced production defects.

These efforts made possible the excellent performance of the Canon Group in 2002 and sustained an increase in consolidated net income well in advance of our rise in net sales. Comprehensive cash flow management also made it possible to bring our ratio of cost of sales to net sales down more than three percentage points from the 2001 result, raise our stockholders' equity ratio to 54.1%, from the previous year's 51.3%, and improve our debt ratio from 10.4% to 5.0%.

Management Reformation Continues to Deliver Results

The management reformation strategies we introduced in 1996 under Phase I of the Excellent Global Corporation Plan placed Canon firmly on the path to profitability. Our Groupwide shift to cell production, which was completed in 2002, eliminated more than 20 kilometers of conveyor belt and dozens of automated storage systems, freeing large volumes of internal and external floor space. Now that we are well into Phase II of the Excellent Global Corporation Plan, the spirit of reform is becoming firmly established in the corporate character of the Canon Group. This is why I am confident that our people will continue to seek innovative ways to improve our operations and performance to ensure even more favorable results in 2003 and beyond.

Stockholders' Equity Ratio


50 (%)
40
30
20
10
0
38.1
38.6
42.4
46.5
45.9
51.3
54.1
96
97
98
99
00
01
02

Debt Ratio


50 (%)
40
30
20
10
0
28.8
26.5
21.4
17.9
13.8
10.4
5.0
96
97
98
99
00
01
02

Decreasing Prototype Usage



Using 3D-CAD systems significantly reduces development lead times.

We have made intensive efforts to lessen our dependency on prototypes for new products by promoting digital engineering systems such as 3D computer-aided design (3D-CAD). These efforts peaked in 2002 when we achieved 100% 3D-CAD usage in our product development activities Groupwide.

Digital systems allow our engineers to examine every aspect of new products, fine-tune designs, and resolve potential problems on computer screens before actual production begins. Reducing the number of prototypes we use has helped us slash losses in our production activities, approximately 70% of which are the result of problems related to product designs.

We have also developed digital engineering systems that allow our engineers to disassemble their creations on-screen, greatly enhancing processes related to the Life Cycle Assessment (LCA) of Canon products. In addition to digital engineering, we are working on a variety of innovative factory automation (FA) technologies to further enhance the cost effectiveness and quality of product development and manufacturing. The immense volume of data acquired through these activities is being shared throughout the Group to improve operations.

Managing the Supply Chain



Under the direct delivery operation, products are ready for shipping from the plant to points of sale.

Supply chain management (SCM) is improving the way we do business by providing Canon Group operations, from production through sales and marketing, with effective and up-to-date order and procurement information. Canon Inc.'s Ami Plant has begun direct delivery operations, under which certain products ordered by customers are manufactured completely within the plant, including the installation of peripheral and optional equipment, and delivered directly to the point of sale. We continue to expand and enhance our SCM activities and are devising new methods to succeed in the increasingly competitive global environment.

The Power of Intellectual Assets

Canon Inc. has ranked among the top three companies receiving U.S. patents for more than a decade, and in 2002 we rose to second place with almost 1,900 patents for the year. Intellectual assets are crucial to maintaining the vitality of our product lines and entering new businesses, which is why they are a high management priority. Patents play an important role because they allow us to protect the many proprietary technologies in our products. A variety of our patented technologies are licensed to or shared with other companies, which adds to both our results and the scope of our operations.

Canon's U.S. Patent Ranking

		Number of patents
2002*	2nd	1,893
2001	3rd	1,877
2000	3rd	1,890
1999	3rd	1,795
1998	2nd	1,928

(Source : U.S. Patent and Trademark Office) * Preliminary count

Advancing Business Solutions Capabilities

Canon offers an array of systems solutions, or systems utilizing Canon products with customized software functions, and we are also making inroads into the field of hardware solutions, created by designing products according to precise specifications requested by clients.

We have made positive steps in building strong business solutions capabilities. In Japan, Canon System Solutions Inc. (formerly Sumitomo Metal System Solutions Co., Ltd.) joined the Canon Sales Group to provide systems integration consulting and services, network system integration services, and specialized software development.

In the area of hardware solutions, we won a large-scale order to provide color copying machine systems with distinctive specifications to one of Japan's largest convenience store networks, while in the United States we are delivering Bubble Jet printers with specialized print heads under an ongoing large-scale order from a major corporation. Backed by our technological expertise and flexible production organization, we intend to further expand the range of our hardware solutions offerings.


Canon
xp

Fujio Mitarai announces Canon's China strategy at the Canon Expo 2002 in Beijing.

Boosting Our Presence in Asia

The Asian region outside of Japan, particularly the People's Republic of China, presents immense business potential for the Canon Group and is central to our global business and organizational planning. In 2002, we stepped up our integration of product development, production, marketing, sales and services for this region under Canon (China) Co., Ltd., which is also building the infrastructure necessary for a resilient marketing, sales, logistics and service network in China. As the Chinese market continues to grow, we will direct local marketing efforts to raising awareness of the Canon brand and taking the lead in such markets as digital cameras, laser beam printers, ink-jet printers and copying machines.

In regional production, Canon (Suzhou) Inc. in China and Canon Vietnam Co., Ltd., began full-scale operations during the year. Canon (Suzhou) is set to become our principal site for producing imageRUNNER (iR)-series digital MFDs, while Canon Vietnam primarily manufactures Bubble Jet printers for sale around the world.

Today's Investment Ensures Tomorrow's Prosperity

By reducing our dependency on debt, we have freed sufficient capital to invest in new technology development without relying on debt financing. As a technology-intensive company, new advances are vital if we are to maintain the leading edge in highly competitive markets. Following is a sampling of the major projects under way in the Canon Group.

Adding Device Value

Developing key components and devices in-house is a primary strategy under Phase II of the Excellent Global Corporation Plan, and a wide variety of projects are being undertaken in every area of our business. Several new high-value-added devices we developed in 2002 have been



Canon (Suzhou) commenced full-scale production of color digital MFDs in 2002.

employed in products launched during the year. Our newest CMOS sensor, a full-frame 35mm image sensor for digital cameras, is featured in our professional-use EOS-1Ds digital single-lens reflex (SLR) camera, which also provides a stunning 11.1-megapixel resolution. We also developed the Color iR Controller, an imaging system on a single semiconductor chip that serves as the core device in our expanding lineup of imageRUNNER (iR) color digital MFDs.


Revolutionary CMOS sensor for digital SLR cameras

Much of our recent R&D work is concentrated on nanotechnologies, such as near-field optical technologies with the potential to improve memory media and semiconductor production equipment. Nanometer-level technologies pervade a wide array of electronics products people use everyday, which is why we will continue to pioneer new territory in years to come.

New Color Management Technologies

With more color images transmitted over networks and output on different kinds of equipment, the need for high-level color management has grown rapidly.

To respond to this need, Canon has been working on color management systems for use throughout its product lines and in color-measuring instruments used in R&D. This system, based on actual color perception through the human eye, ensures that images provided by our image input and output products are expressed under a unified color scheme. In other words, colors in images from Canon digital cameras or scanners will be perceived in the same range, whether they are displayed on-screen or output using a Bubble Jet printer, laser beam printer or color copying machine, even though the technologies of these products are different.


Image matrix assessment is used to define colors for the color management database.

We have developed a variety of color management technologies to date and are now continuing our activities by defining color parameters based on perception differences in various regions. The results are being incorporated into a database system for color measurement, assessment and simulation accessible to facilities in the Canon Group. Using these color parameters, our engineers will be able to ensure that every Canon digital imaging product presents the same high level of color reproduction quality. Meanwhile, our customers can rest assured that the colors they expect to see will be delivered by Canon, no matter which of our products they are using.

Corporate Governance for Corporate Health

Several financial scandals in 2002 have fueled debate as to the most appropriate method to ensure good corporate governance. At Canon, we focus on maintaining high-quality management, as well as on meeting the requirements of systems used to check financial reporting. Canon's board members have all been with the Company for 30 years or more and they have proven their reliability. This is why Canon has always been proactive in its disclosure practices. We adopted the reporting standards of the U.S. Securities and Exchange Commission (SEC) in 1969 and provide reports on our consolidated performance on a quarterly basis. We also hold global conference calls with investors and analysts every quarter. This stance, which has maintained the confidence of stockholders around the world, is the foundation of our corporate governance and will remain unchanged.

Kyosei: The Engine of Environmental Consciousness

In line with our corporate philosophy of *kyosei*, or living and working together for the common good, we have set the environmental objective of leading the manufacturing industry worldwide in terms of using resources efficiently and preserving the natural environment. We are approaching this goal by reducing the environmental burden of our operations and facilities, and by designing and developing environmentally conscious products. Production reformation, for example, has helped us significantly reduce CO_2 emissions, and we also introduced several products in 2002 with advanced environmental features.

At the same time, we are taking advantage of the know-how we have gained through our long involvement in environmental preservation to pioneer the field of environmental business, or products and services that contribute to both the environment and our corporate performance. The foundations we are building in this area–from our dry ice parts-cleaning system to soil and groundwater decontamination using photo-functional water–hold the potential to generate high returns for the environment and the Canon Group in years to come.



Fujio Mitarai tries out a new digital camera during a plant visit.

Looking Ahead to 2003

While keeping up the pace of management reformation activities, Canon will maintain efforts to create a resilient global organization. In marketing, we will actively promote popular new products and build formidable systems and hardware solutions capabilities. To further strengthen both our products and profitability, we intend to raise the quality of our digital engineering systems, develop technologies to enhance production efficiency, and create new key components and devices.

Predicting trends in the global economy is difficult, which is why Canon is expecting a challenging year in 2003. Nevertheless, I am confident that we will continue our record of success by staying true to Canon's ideals and pursuing the goals of Phase II of the Excellent Global Corporation Plan.

Taking Action in the Century of the Environment

In 2001, the start of the Century of the Environment, Canon revised its environmental management goals to set the maximization of resource efficiency as the paramount environmental objective of the Canon Group.

For decades, Canon has implemented environmental activities under its corporate philosophy of *kyosei*, or living and working together for the common good. In April 2001, as the world entered what many people are calling the Century of the Environment, we revised the Canon Environmental Charter with the goal of redoubling our efforts to strike a balance between business aims and the need to protect our environment for future generations.

To further strengthen the Canon Group's environment-related activities, we have streamlined our internal organization, moving from a network of committees supporting line organizations to a system of integrated Group-wide management of our environment assurance system. This reorganization culminated in January 2002 with the establishment of the Global Environment Promotion Headquarters in Canon Inc. Individual product group operations also maintain internal environment management functions, while Environment Promotion committees in the Americas, Europe, Asia and Oceania handle region-specific activities.

Since 2001, Canon has employed an evaluation system to assess the environmental performance of its operations. As a result, progress in carrying out environmental policies is now a standardized evaluation used to assess Canon divisions and facilities around the world.

Backed by a resilient new organization, the Canon Group will continue to seek every possible way to minimize resource and energy waste by implementing approaches based on materials flow and cost accounting systems. We will strive to make our products more energy efficient and recyclable while eliminating hazardous substances. In our facilities, we will reinforce internal environmental accounting methods to promote rigorous energy conservation, waste reduction and chemical substance elimination. Finally, we will actively disclose information on our environment-related activities and their results in an effort to promote awareness and encourage more urgent and effective measures both within and outside the Canon Group.

Environmental Management under Canon's Corporate Philosophy of *Kyosei*


Environment
Maximization of Resource Efficiency
Contribution to Recycling-Oriented Society
Management
"Pursuit of Profit" "Products"
Kyosei—Contribution to the Common Good (Canon's Philosophy)

Canon is implementing thorough Life Cycle Assessment (LCA), promoting green procurement, developing smaller and lighter products, enhancing recyclability and reducing hazardous substances. To promote more environmentally conscious products, we are also actively employing 3D-CAD utilities, which allow our engineers to examine new designs on-screen, to make products easier to disassemble for resource recycling and reuse.



Bubble Jet printers realizing both energy savings and resource efficiency

Leading Eco-Design for Bubble Jet Printers

LCA analysis played a vital role in the development of Canon's new i550 and i850 Bubble Jet printers (to be released globally in the spring of 2003). Innovations such as a CPU clock stop/start function in the logic circuitry helped significantly reduce power consumption when the printers are inactive, resulting in power savings of almost 70%, compared with their predecessors.

To maximize resource efficiency, we developed a system to process paper cassettes collected from used Canon copying machines into the raw material for a new plastic meeting the quality and durability standards of Underwriters Laboratories Inc. We also almost completely removed hazardous lead and chrome from parts. We plan to utilize these environmentally friendly technologies throughout the Bubble Jet printer lineup, and continue efforts to further improve the eco-design features of our Bubble Jet printers.

Radically Reducing Warm-Up Time

To lower the power consumed by its color laser beam printers, Canon has developed the world's first color induction-heating (IH) fixing technology. The IH sleeve consists of a thin metallic film with a rubber covering and a coil, which generates heat via high-frequency electric current. Heat from the sleeve is rapidly relayed to the system, reducing warm-up time by up to 90% and radically lowering power requirements during operation and in standby mode. Compact and located close to the toner on the paper, the IH sleeve also helps reduce overall printer size.


Holder
Heat-Generating Film
Exciter Coil
Ferrite Core
Pressure Roller

Canon's originally developed color IH fixing technology radically reduces warm-up time.

Taking a Materials Approach to Cameras

To reduce hazardous materials, Canon has adopted lead-free glass in most of its camera and video camcorder lenses. In addition, many of the external parts in the ELPH (IXUS) Advanced Photo System camera and PowerShot DIGITAL ELPH (DIGITAL IXUS) digital camera series are made with aluminum and stainless steel, which are easy to recycle and reuse. Reducing the size of these cameras has cut material requirements, and we have developed packing materials made from deadwood, which has no other viable applications.



Canon adopts lead-free lenses in its products.

Business and the Environment Can Coexist

Canon applies its technologies and experience to develop environmental businesses and its environment assessment system to ensure that facilities are constructed and operate at the peak of environmental performance. Activities such as these further our corporate goals and benefit society as a whole.

Purifying with Water and Light

Photo-functional water is a Canon innovation with ramifications throughout industry. This liquid, discovered when acidic electrolyzed (functional) water was exposed to sunlight, enabled us to develop a safe and simple method to decompose chlorinated organic compounds such as trichloroethylene (TCE) in soil and groundwater on the sites of production facilities. With this system, decomposition proceeds under normal atmospheric temperature and pressure. Thus, unlike activated carbon purification systems, incineration is not required, and dioxins are not released into the atmosphere. Our system also improves on other methods that center on the vaporization of contaminants, which can cause air pollution. Photo-functional water is a truly environmentally conscious and safe technology for decomposing contaminants.

In related activities, we have developed a simple yet highly effective parts-cleaning system using dry ice pellets, and a nontoxic organic lens-cleaning solvent. Other environmental businesses are in the making, as we explore the many possibilities made possible by Canon creativity.



Epoch-making purification of soil and groundwater using light and water

Building for the Environment

Canon drafted its environment assurance standards to clarify its policies and activities. These standards surpass the laws and regulations of individual nations, particularly in terms of emissions into the water and air, and every Canon production site must adhere to them. Our commitment is evident throughout Canon (Suzhou) Inc. in China and Canon Vietnam Co., Ltd., our two newest production sites. For example, to effectively manage water we employed water tanks that do not rest on floors, making it easy to detect potential faults and make repairs before leaks occur.

The new headquarters building of Canon Inc., which opened in Shimomaruko, Tokyo, in May 2002, was designed as a prime example of an environmentally conscious workplace. We achieved 100% recycling/reuse of waste materials during the construction process, and minimize environmental impact during day-to-day operations by using a heat source management support system to supply energy.


Canon

New headquarters building designed with environmental features

Canon believes that being a good corporate citizen means supporting programs that benefit society and the environment around the world.



Supporting research that benefits society through programs under Canon U.S.A.'s Clean Earth Campaign




Canon
Canon
Canon

©WWF

James Leipnik, Canon Europe's Chief of Communications and Corporate Relations (right), and Paul Steele, WWF International's Chief Operating Officer, signing the renewal

Focusing on the Clean Earth Campaign in the Americas

Canon U.S.A., Inc. continued social support activities under the Clean Earth Campaign. The Canon National Parks Science Scholars Program, which awards scholarships to doctoral students researching conservation and environmental science, was expanded throughout the Americas in 2002, and awards were presented to students in Argentina, Canada, Mexico and the United States. Canon U.S.A. also renewed its support of Yellowstone National Park through a grant to the Yellowstone Park Foundation. Our digital imaging products and solutions are being used in a remotely operated visual analysis system used to help protect the park's wildlife and create virtual field trips on Yellowstone's website.

WWF Partnership Recharged in Europe

In December, Canon Europe Ltd. renewed its sponsorship agreement with WWF, the conservation organization, for a third term. Under the two-year agreement, Canon and WWF will continue to raise awareness of the environment through joint communications activities, such as audience-specific educational projects, product and retail promotions, a unified presence at trade fairs and events, and internal programs to boost employee morale. Canon Europe became WWF's first Conservation Partner in 1998. We have since helped WWF enhance, completely digitize and make its superb image collection available online to its offices around the world.

Digital Creativity Recognized

The third Canon Digital Creators Contest was held in 2002 and culminated in an awards ceremony and exhibition held in Tokyo in December. This competition, started in 2000 with the goal of discovering and supporting new talent among the creators of new generations in digital visual expression, has continued to grow, and in 2002 we added four new global collection sites to accept submissions. As a result, more than 5,000 works were received in the Digital Photo (Print), Digital Graphics/Illustration (Print), Digital Movie and Web divisions. As a leader in products and services based on digital imaging technologies, Canon will continue philanthropic programs using its products and support for the creative activities of digital imaging artists.



Fostering new talent in digital creativity

Product Group Summary


Sales results
(Millions of yen)
Share of consolidated sales
Business Machines
Copying Machines
Full-color copying machines
Office copying machines
Personal copying machines
Consumables, etc.
31.9%
Business Machines
Computer Peripherals
Laser beam printers
Bubble Jet printers
Image scanners
Consumables, etc.
34.6%
Business Machines
Business Systems
Facsimile machines
Ink-jet multifunction peripherals
Handy Terminals
Document scanners
Personal information equipment, etc.
9.2%
Cameras
Single-lens reflex (SLR) cameras
Compact cameras
Digital cameras
Video camcorders
LCD projectors
Lenses, etc.
16.5%
Optical Products
Semiconductor production equipment
Medical equipment
Digital radiography systems
Broadcasting equipment
4.7%
Other Products
841,976
1,038,760
391,586
263,474
130,957
69,331
787,359
938,651
351,076
273,126
109,769
70,915
772,557
1,022,994
314,859
318,234
171,349
96,427
891,814
1,025,352
306,323
381,367
208,373
94,344
938,338
1,018,418
269,439
485,778
137,137
91,018
98
99
00
01
02

Copying Machines

For the first time, Canon dominates U.S. market for both analog and digital monochrome copying machines*

In the field of midrange copying machines, digital multifunction devices (MFDs) are meeting the expanding needs of networked offices around the world, and demand for environmentally conscious products and business solutions is also growing rapidly. In this situation, Canon reinforced its imageRUNNER (iR) series, introducing the "i" series of products offering network connectivity as a standard feature. We also enhanced the features of our digital MFDs in business solutions with document management system functions such as Universal Send. New digital MFDs offering energy efficiency, space-saving designs and quiet operation proved popular in Europe and the United States. To fulfill the diversifying needs of office users, we will continue enhancing our lineup by adding, for example, more customized and easy-to-upgrade functions.

In high-end digital MFDs, Canon enriched its lineup and increased large-scale orders from major corporations. Featuring excellent durability, productivity, reliability, cost performance and functions, the top-of-the-line imageRUNNER 105 (iR105) dominated its market worldwide. We are augmenting communications links with sales companies to win more major accounts and enhance our competitiveness in terms of product specifications and costs. Foreseeing a transition in corporations toward downsized server-based networks, we are rapidly developing new business solutions.

Offices in Japan, in particular, are increasingly using color documents, creating new potential for Canon's Color imageRUNNER (Color iR) digital MFDs. In November 2002, we released the imageRUNNER C3200 (iR C3200), a strategic model featuring our new Color iR Controller, which allows us to offer many of the prime functions of popular monochrome digital MFDs in the imageRUNNER (iR) series. We plan to introduce this model globally in the second quarter of 2003, targeting both office and professional demand. We will expand our lineup to further reinforce our color document business and drive this fast-growing market.

*Market share figures calculated by Gartner Dataquest

Ikuo Soma, Chief Executive of Office Imaging Products Operations, Talks about Color Digital MFD Strategy



The imageRUNNER (iR) series of digital MFDs Canon released in 2000, designed for monochrome output in advanced networked office environments, continues to sell well around the world. At the heart of these products is the iR Controller, which employs System-On-Chip (SOC) technologies to provide cutting-edge functions such as Universal Send. Efforts to achieve a color digital MFD culminated with our development of the Color iR Controller and commercialization of the imageRUNNER C3200 (iR C3200). This newest addition to the imageRUNNER series offers optimal functions for today's offices, including high-speed processing, easy color handling, superb print performance and complete compatibility with imageWARE document management software. I am confident that the imageRUNNER C3200 will hold the prominent market position as we build a full lineup of Color imageRUNNER products to solidify Canon's No.1 share of the color document handling market worldwide.



Canon's imageRUNNER C3200 is meeting growing needs for color documents in offices with excellent performance, network connectivity and high-level document management capabilities.

In the market for professional-use **full-color copying machines**, Canon strengthened its lineup with offerings such as the **CLC5000+** and **CLC3900** and held on to the top market share in America for the 15th consecutive year. We are also planning products and services to take advantage of immense potential in the print-on-demand (POD) market in line with structural changes in the printing industry toward multi-lot jobs with shortened schedules.

Canon solidified its leadership of the market for analog **personal-use copying machines** in 2002. While a major competitor withdrew from this business, we achieved particularly strong sales in emerging markets such as China and Russia, where we are actively developing sales channels. Canon is also strengthening its lineup to take advantage of the shift in America and other markets toward digital products with multiple functions such as faxing, as well as copying.

Sales results: Business machines
(Millions of yen)


2,300,000
2,272,322
2,077,086
2,110,410
2,223,489
2,226,195
0
98
99
00
01
02

Sales results: Copying machines
(Millions of yen)


1,000,000
841,976
787,359
772,557
891,814
938,338
0
98
99
00
01
02

Canon expands lineup of Bubble Jet printers featuring its New "MicroFine Droplet Technology" for photo-quality image output

Although the global market for ink-jet printers continued to shrink from its peak in 2000, the increasing popularity of digital cameras is sparking demand for printers that can provide photo quality. To take advantage of this trend, Canon enhanced its lineup of photo-quality **Bubble Jet printers** with its New "MicroFine Droplet Technology." We also maximized production cost-efficiency measures. Our i550, S520 and S500 midrange Bubble Jet printers were the fastest selling models during the year in Japan and contributed to overall sales. In marketing activities, we aggressively promoted the direct print concept, which enables users to connect Canon digital cameras directly to Bubble Jet printers, and began working with five other camera and computer peripherals manufacturers to establish a standard direct print system. In line with our global production strategy, we began Bubble Jet printer production in Vietnam. In 2003, we will further reinforce our photo-quality Bubble Jet printer lineup to take advantage of demand trends.

Canon dominated the market for monochrome **laser beam printers** in Japan for the 15th consecutive year, but demand in this market is shifting toward color output products. To vitalize the market, we are focusing product development and marketing initiatives providing high performance. By boosting our lineup of printers in the high-speed 14-page-per-minute (ppm) to 20-ppm range output, we will offer models to meet needs from personal to office use. Other plans include expanding our presence in Asia, with an emphasis on China, as well as in Central and South America.

The increasing diffusion of digital cameras and multifunction peripherals is impacting demand for **image scanners** in developed markets, but new potential exists in emerging markets such as China and Eastern Europe. Canon foresees demand centering on two main categories: general-use image scanners that are easy to use and affordable, and high-end models that stress image resolution and film scanning. In this environment, Canon will pursue the strategy of precisely matching features and

Teruomi Takahashi, Chief Executive of i Printer Products Operations, Talks about Bubble Jet Printer Strategy*



Rapid expansion of the digital camera market has accelerated growth in the digital photography market, especially in the area of printing photographs at home. In this market, Canon's strengths lie in its comprehensive lineup of products with powerful original technologies from image input to output. We are taking full advantage of the synergies made possible by these technologies to become No.1 in the digital photography industry. In addition, we are pursuing technologies that lead to highly distinctive and appealing products, for example, by improving the functions of our direct print system, advancing our imaging technologies to achieve the ultimate in photo quality and expanding our offerings of applications that make digital photography more convenient and enjoyable. We are also enhancing the cost and technological competitiveness of Bubble Jet printers by expanding production in Asian plants outside of Japan and developing new ultraprecision production technologies in Japan.

* As of December 31, 2002

The printing revolution started by Canon's Bubble Jet technologies continues to progress, as we pioneer advancements to provide users with the ultimate in photo-quality output.

prices with target customer ranges, while improving compatibility with products such as printers and monitors to enhance competitiveness. We will expand our offerings of slim-profile, energy-saving image scanners featuring our originally developed Contact Image Sensor (CIS) and LiDE technologies. At the high end, we will provide film-compatible high-resolution image scanners using charge-coupled devices (CCDs). Further, we will adopt the high-speed USB 2.0 interface throughout our lineup.

Sales results: Computer peripherals
(Millions of yen)


1,100,000
0
1,038,760
938,651
1,022,994
1,025,352
1,018,418
98
99
00
01
02

Canon expertise in a wide range of technologies adds a new dimension to the field of ink-jet multifunction peripherals

Canon offers a full lineup of **laser beam, Bubble Jet and multifunction facsimile machines.** In the laser beam facsimile market, price competition was intense in 2002, especially in Europe and Asia. We are responding by reducing production costs and implementing other activities to maintain a flexible pricing structure. In the ink-jet facsimile machine category, where demand is centered on low-priced products, we face fierce competition in all markets. We also offer **ink-jet multifunction peripherals** with printing, copying and scanning functions, which are leading replacement demand for printers and copying machines. We maintained our leadership of this market in Japan with products precisely matched to customer needs, while in Europe new monthly sales records were set for two consecutive month during 2002. In 2003, we will expand our lineup with high-value-added products.

Our activities for **Handy Terminal** portable data terminals, which center on the Japanese market, included the launch of the industry's first model featuring a 2D-code scanner and printer, as well as a reflective TFT liquid crystal display (LCD) and the Windows® CE 3.0 operating system. Portable data terminal operating systems are becoming standardized around the world, which is why Canon is stepping up its business into international markets. Future product development will center on technologies for wireless communications and Windows® CE, as well as on creating customizable models.

The market for **document scanners** is growing steadily, particularly in the area of compact scanners for group-based document scanning in large organizations. Canon enriched its lineup with the DR-4580U flatbed and DR-2080C compact sheetfed document scanners, allowing it to enter the lucrative work-groups market and expand its market share across the board. Demand for color document scanners is expected to grow, and the primary application of document scanners in general will move toward document management, form processing and document distribution over networks. In this environment, we will expand the applications of our products and introduce new types of document scanners.

Canon **calculators** with built-in printers boasted an approximately 60% market share in the United States in 2002. While making our current calculators more competitive, we are introducing distinctive models to open new market categories by adopting a USB interface that lets calculators function as external 10-keypads for PCs. This strategy will help us increase unit sales and market share while bringing our calculators into the computer peripherals market. In 2003, new products with value-added functions will reinforce our lineup. In the **electronic dictionary** category, we raised awareness of the Canon brand and expanded our market share by focusing on high-value-added products in growing market segments. We will develop our electronic dictionaries as educational tools to enhance foreign language vocabulary and pronunciation skills.



Canon's flexible pricing structure makes possible affordable laser beam facsimile machines.

Canon offers compact and stylish ink-jet multifunction peripherals with printing, copying and scanning functions for home and small office use.

Sales results:
Business systems
(Millions of yen)


400,000
0
391,586
351,076
314,859
306,323
269,439
98
99
00
01
02

The EOS-1Ds, incorporating the world's first 11.1-megapixel full-frame 35mm CMOS sensor, fortifies Canon's position in the professional-use digital SLR camera market

The global market for digital cameras is growing rapidly, especially in Asia, where the market more than doubled in 2002. Demand for **compact digital cameras** centered on 2-megapixel models through 2001, but in 2002 the market shifted to cameras with more powerful sensors. To keep apace of soaring demand, Canon fortified its lineup with nine new products covering a wide spectrum of user needs, from affordably priced to high-end models. These efforts propelled Canon to a sales increase significantly ahead of growth in the market itself, as we captured the top monthly market share in Japan and Europe several times and remained among the best sellers worldwide.

In the next few years, prices of 2- to 3-megapixel compact digital cameras are likely to fall, but advances in image resolution and features are anticipated to attract new customers. In this area, we are actively promoting our **direct print concept**, which enables users to connect Canon digital cameras with our dye-sublimation and Bubble Jet printers without a PC. With the establishment of the PictBridge industry standard for printing directly from digital cameras, we will introduce a lineup of compatible products to contribute to the creation of a new digital photography culture.



We continue to advance the technologies of our highly popular ultracompact digital cameras.

Although competition escalated in the market for **digital single-lens reflex (SLR) cameras** in 2002, Canon was able to maintain its preeminent position throughout the year, while the market itself more than doubled in size. Sales of the EOS-1D, which received a number of awards, advanced owing to the staging of major sports events during the year. Canon developed the world's first full-frame 35mm CMOS sensor with 11.1-megapixel resolution, and adopted it in the EOS-1Ds.

Tsuneji Uchida, Chief Executive of Image Communication Products Operations, Talks about Digital Camera Strategy



In the Image Communication Products Operations, we have adopted the business strategy of providing Canon customers with total imaging solutions, from image input to output, in line with the evolution of digital photography. We will draw on the know-how and technologies Canon has amassed in its history of camera development and production of 150 million cameras to continue enhancing our digital camera lineup. The first step in our imaging solutions strategy is promoting the diffusion of direct photo printing, which lets digital camera users output their photographs without using a PC. At the same time, we are providing products and services that allow users to take full advantage of image communication over networks. As a leader of the digital photography industry, Canon is actively pursuing a new culture of photography and prosperity for the industry as a whole.

The EOS-1Ds digital SLR camera features our new CMOS sensor, the first digital camera sensor in the world to generate 11.1-megapixel images with the same dimensions as film.

We anticipate that the EOS-1D and EOS-1Ds will dominate the professional-use digital SLR camera market in 2003. Competition will further intensify in the digital SLR camera market, but technological innovation should drive even faster growth in the market itself. Canon will maintain its leadership by shortening development lead times, staying ahead in technology development, reducing production costs and reinforcing its sales and support structure.

Growth in the digital camera market has hindered demand for conventional **silver-halide SLR cameras**, though Canon kept a firm grip on its worldwide leadership of this market in 2002. Although the influence of digital camera demand will expand, we will maintain our market leadership in the Japanese and Western markets with new products such as the **EOS REBEL Ti (EOS 300V)**, featuring a revolutionary new design emphasizing both operability and appearance. We will also foster the silver-halide SLR camera markets and strengthen our sales strategies in Asia, Eastern Europe and South America, where lasting expansion is foreseen. At the same time, we will attempt to revitalize the global market by introducing appealing new products.

Sales results:
Cameras
(Millions of yen)


500,000
0
263,474
273,126
318,234
381,367
485,778
98
99
00
01
02

Canon is the world's largest lens manufacturer, offering more than 50 kinds of **interchangeable lenses in the EF series** for EOS brand SLR cameras, which we design to maximize the performance of both digital and silver-halide SLR cameras. In addition, other major products, including lens units and optical devices for video camcorders, digital cameras and projectors, are highly competitive and strongly evaluated by our many business partners. We are further accelerating R&D to keep apace of rapid change in the digital age and will provide unique products with state-of-the-art technologies such as **Multi-Layer Diffractive Optical Elements**, which enable us to design lighter and smaller lenses.

In the **compact cameras** segment, Canon advanced its market share globally with the introduction of its first 155-mm high-zoom product in the **SureShot (Prima) series**, and the third generation of our highly popular **ELPH (IXUS) series** of Advanced Photo System compact cameras. As with our conventional SLR cameras, we will strive to raise our market share while enhancing sales efforts in emerging markets with high potential for future growth. The results of efforts to expand our conventional camera market share with attractive offerings will be seen in new products introduced in 2003 and beyond.

Although the worldwide market for **digital video camcorders** is expanding on a unit basis, intense price competition forced the value of the market down in 2002. On the other hand, Canon reported excellent results for the year. In the extremely competitive entry-level market, we used powerful optical zoom ratios to distinguish our ZR series (MV500 series) products, and offered PC connection kits as standard accessories. In the midrange, we launched the popular **Optura 200MC (MVX2i)**, while at the high end we released the **GL2 (XM2)**, further strengthening our offerings for professional users. In this field, we are improving our lineup, studying new video recording media and enhancing the PC connectivity of our products.

Shipments of **binoculars** with Canon's image stabilizer increased in 2002, owing mainly to our launch of the **BINOCULARS 8×25 IS**, the industry's smallest and lightest image-stabilizer binoculars at the time of its release. Our high-end strategy is to use our image stabilizer to introduce highly distinctive products.

On a unit basis, sales of our **multimedia projectors** outpaced overall growth in the market in 2002. We introduced the powerful **LV-7355**, incorporating our industry-leading **1.5x Flex Zoom Lens**, yet compact enough for limited spaces. The market for multimedia projectors is estimated to expand with new applications in home theater systems and educational institutions, and we will respond with continuing technology and product innovations.



Canon's ultracompact cameras for the Advanced Photo System remain a long-selling hit.



In the intensely competitive digital video camcorder market, Canon offers a strong product range meeting the needs of users from general consumers to professionals.

In our Visual Communications Systems Operations, we launched the **VB-C10**, which combines the functions of a **Communication Camera** and **Network Camera Server**, in April 2002. In line with this release, we offered new application software for use in site-monitoring systems over networks, which contributed to overall sales through the year. Demand was favorable for our **VC-C4 Communication Camera** for use in both videoconferencing and remote monitoring systems.

Canon participates in a consortium to develop device and related technologies for next-generation extreme ultraviolet (EUV) lithography systems

Persistent sluggishness in the IT industry worldwide led to a sharp drop in capital investment in semiconductor production equipment. This situation had a negative impact on demand for steppers, devices that use photolithography to expose circuit patterns on silicon substrates. On the other hand, because the stepper market is expected to improve in the next few years, Canon is continuing to invest in new technology development. In 2002, we released the FPA-5000ES4, a krypton fluoride (KrF) excimer laser scanning stepper offering high throughput as well as the world's highest numerical aperture (NA) brightness.

Canon is planning the timely release of new steppers compatible with ultrafine circuit patterns and offering other specifications corresponding to needs in the marketplace. In addition, we will be working on device and related technologies to be incorporated in next-generation extreme ultraviolet (EUV) lithography systems through the Extreme Ultraviolet Lithography System Development Association (EUVA), a technology consortium established in Japan with active support from the government and universities.

Expansion of the market for LCD panels drove demand for mirror-projection mask aligners in Canon's MPA series. We became the first company in the industry to market a fifth-generation mask aligner: the MPA-7500. This award-winning product was well received and contributed to an improvement in Canon's market share. The LCD television market is expected to continue expanding at a robust pace through 2003, which we anticipate will boost our mask aligner sales. To keep apace of trends in the marketplace, we intend to develop products that accurately reflect user needs for large glass substrates and high resolution.



Our new mirror-projection mask aligner fueled a market share increase.

Akira Tajima, Chief Executive of Optical Products Operations, Talks about Stepper Strategy



The Semiconductor Production Equipment Group, which deals with ultraprecise technologies at the nanometer level, might be called the face of technology at Canon. As competition intensifies in our primary markets, we are pushing ahead toward the goal of becoming the world's No.1 provider of steppers. Our basic strategy is to provide equipment that precisely matches needs in the marketplace on a timely basis and thereby achieve the top position in our market worldwide. We are aggressively researching both technologies and customer needs, accelerating product development and production, and reinforcing our sales, service and support functions. To maintain the technological edge, we are also continuing to invest in and speed up research of technologies that will form the core of next-generation equipment, such as F_2 (fluorine), EB (electron beam) and EUV (extreme ultraviolet) lithography.

Anticipating a turnaround in demand for semiconductor production equipment, Canon is actively developing new steppers and advanced technologies to expose ultrahigh-precision circuit patterns.

Canon added new products to its line of digital radiography systems in 2002, and now offers a full range of products, including upright, horizontal-bed and cassette-type models that cover the whole spectrum of X-ray application. Awareness of our digital radiography systems has grown steadily since we launched our first model in 1998, and in Japan we hold a dominant share of this emerging market. However, competition is expanding in line with the shift in demand from analog products to digital systems. In this situation, our mission is to emphasize the distinctive properties of our products. We therefore introduced a compact cassette-type digital radiography system that greatly enhances digital X-ray flexibility, and focused sales initiatives on the features and reliability of Canon's technology.

Sales results:
Optical products
(Millions of yen)


200,000
0
130,957
109,769
171,349
208,373
137,137
98
99
00
01
02

We see demand for digital radiography systems increasing in small to midsize doctors' offices and medical clinics. To take advantage of this, we will offer easy-to-operate systems with high cost-efficiency. At the same time, we will develop value-added features such as higher sensitivity, X-ray imaging of moving subjects and systemization using peripheral equipment.

Increased screening for diabetes and growing demand for digital image storage are fueling demand for digital nonmydriatic retinal cameras around the world. We expanded sales in this category by offering a new system using our EOS D60 digital SLR camera for greatly improved image resolution. The market for digital eye examination equipment will continue to grow, but Canon expects price competition to increase in years to come. For this reason, we are emphasizing digital technologies and cost reduction in our product development activities.

Canon raised its dominant share of the global market for television broadcasting lenses in 2002. Sluggishness in the U.S. economy has continued longer than originally expected, but the Chinese economy is active, and we estimate that growth in the Asian region will remain robust. In 2002, we introduced the revolutionary DIGISUPER 100 xs, the world's first television broadcasting lens with a 100x zoom and our Optical Shift Image Stabilizer. Innovative products and technologies such as our image stabilizer system will distinguish our products and help us maintain our solid market lead.

The CANOBEAM line is Canon's prime offering in the market for free space optics (FSO) products, or high-speed, wireless, line-of-sight, point-to-point data transmission systems using optical beam technologies. With the diffusion of broadband, demand for high-quality content will increase, spurring strong demand for CANOBEAM products. We are adding value with technological advances including autotracking, while at the same time we are reducing costs to raise our competitiveness in the corporate market. We also plan to expand our lineup of applications-specific products and develop our business among communications carriers.



Our industry-leading 100x-zoom television broadcasting lens captures all the action.

TABLE OF CONTENTS

FINANCIAL OVERVIEW

GENERAL

The following discussion and analysis provides information that management believes to be relevant to understanding Canon's consolidated financial condition and result of operations. References in this discussion to the "Company" are to Canon Inc. and, unless otherwise indicated, references to the financial condition or operating results of "Canon" refer to Canon Inc. and its consolidated subsidiaries.

OVERVIEW

Canon is one of the world's leading manufacturers of copying machines, laser beam printers, bubble jet printers, cameras, steppers and aligners. Canon earns revenues mainly from the manufacture and sale of these products domestically and internationally.

On a consolidated basis, Canon divides its businesses into three product groups: business machines, cameras and optical and other products.

- **The business machine product group** includes copying machines, computer peripherals and business systems. Copying machines include analog, digital, color and personal models. Computer peripherals include mainly laser beam printers, bubble jet printers and scanners. Business systems include fax machines, micrographic equipment, personal computers and calculators.
- **The camera product group** includes cameras, video camcorders and digital cameras.
- **The optical and other products product group** includes steppers for semiconductor chip production and aligners used in the production of liquid crystal displays, television broadcasting lenses and medical equipment.

Overseas operations are significant to Canon's operating results. Overseas operations generated approximately 73% of total net sales in fiscal 2002. Such sales are denominated in the applicable local currency and are subject to fluctuations in the value of the yen in relation to such other currencies. Despite efforts to reduce the impact of currency fluctuations on operating results, including by localizing some manufacturing and by procuring parts and materials from overseas suppliers, Canon believes such fluctuations have had and will continue to have a significant effect on results of operations.

Cost of sales reflects principally the cost of raw materials, parts and labor used by Canon in the manufacture of its products. A portion of the raw materials used by Canon is imported or includes imported materials. Such raw materials are subject to fluctuations in world market prices and exchange rates that may affect Canon's cost of sales. Other components of cost of sales include depreciation expenses from plants, maintenance expenses, light and fuel expenses and rent expenses.

The major components of selling, general and administrative expenses are payroll, advertising expenses and marketing costs.

Return on sales



7
0
4.0%
2.8%
5.0%
5.8%
6.5%
98
99
00
01
02

R&D expenditure
(Millions of yen)



250,000
0
98
99
00
01
02

CONSOLIDATED RESULT OF OPERATIONS

Fiscal 2002 compared with fiscal 2001

Canon achieved record highs for the company in both consolidated net sales and net income, and the third consecutive year of sales and profit growth, mainly due to a significant rise in sales of digital cameras and digital video camcorders, and steady growth in the copying machine product group. In fiscal 2002, Canon achieved 1.1% growth in sales, to ¥2,940,128 million (U.S.$24,501 million), and a 13.8% increase in net income, to ¥190,737 million (U.S.$1,589 million). The improvement in profit margins in fiscal 2002 was largely attributable to cost reductions from product reformation activities and shortened lead times for bringing new products to market.

SUMMARY OF OPERATIONS

	(Millions of yen except per share amounts) 2002	change	2001	change	2000	change	1999	(Thousands of U.S. dollars except per share amounts) 2002
Net sales	**¥ 2,940,128**	**+1.1%**	2,907,573	+7.8%	2,696,420	+6.5%	2,530,896	**$ 24,501,067**
Operating profit	**346,359**	**+22.9**	281,839	+20.4	234,131	+39.1	168,344	**2,886,325**
Income before income taxes	**330,017**	**+17.2**	281,566	+23.9	227,196	+45.6	156,072	**2,750,142**
Income before cumulative effect of change in accounting principle	**190,737**	**+16.4**	163,869	+22.2	134,088	+90.9	70,234	**1,589,475**
Net income	**190,737**	**+13.8**	167,561	+25.0	134,088	+90.9	70,234	**1,589,475**
Earnings per share:								
Income before cumulative effect of change in accounting principle:								
Basic	**217.56**	**+16.3**	187.07	+21.7	153.66	+90.5	80.66	**1.81**
Diluted	**214.80**	**+16.4**	184.55	+21.8	151.51	+90.6	79.50	**1.79**
Net income:								
Basic	**217.56**	**+13.7**	191.29	+24.5	153.66	+90.5	80.66	**1.81**
Diluted	**214.80**	**+13.8**	188.70	+24.5	151.51	+90.6	79.50	**1.79**

Sales

The global economy in 2002 reflected the following trends. The U.S. economy pointed to signs of an economic upturn at the beginning of the year, led mainly by progress made in the area of inventory adjustment. In the second half of the year, however, the economic recovery in the United States began losing its momentum, owing to deterioration in consumer confidence, which resulted in sluggish consumer spending, and the collapse of several major companies, which led to a decline in business confidence. While European economies recovered moderately overall in 2002, the pace of recovery decelerated in Germany and France during the latter half of the year. In Asia, China's economy continued to grow substantially while the other economies in the region sustained modest growth. The Japanese economy remained stagnant throughout the year with no signs of a recovery amid the harsh backdrop of falling stock prices and growing uncertainty over prospects for a recovery in the global economy, especially in the United States.

With respect to the markets in which the Canon Group operates, flagging global demand for personal computers resulted in reduced demand for printers and other IT-related equipment, while corporate-use digital copying machines, especially multifunction and color machines, posted favorable results. The digital camera and digital video camcorder markets continued to show strong growth in Japan and overseas, supported by robust demand. In the field of semiconductor-production equipment, price and volume declines in the memory device market due to weak sales of personal computers inhibited a recovery in capital spending by chip manufacturers. The average value of the yen in 2002 was ¥124.73 to the U.S. dollar, and ¥118.39 to the euro, a depreciation of 3% and 8%, respectively, compared with the previous year.

Amid these conditions, Canon recorded 1.1% growth in sales, to ¥2,940,128 million (U.S.$24,501 million). This growth reflected increased sales of digital cameras and digital video camcorders, and steady growth in the copying machine segment offsetting decline in semiconductor production equipment and other product lines.

Sales by product

Canon's sales by product group are summarized as follows:

SALES BY PRODUCT

	(Millions of yen) 2002	change	2001	change	2000	change	1999	(Thousands of U.S. dollars) 2002
Business machines:								
Copying machines	**¥ 938,338**	**+5.2%**	891,814	+15.4%	772,557	−1.9%	787,359	**$ 7,819,483**
Computer peripherals	**1,018,418**	**−0.7**	1,025,352	+0.2	1,022,994	+9.0	938,651	**8,486,817**
Business systems	**269,439**	**−12.0**	306,323	−2.7	314,859	−10.3	351,076	**2,245,325**
	2,226,195	**+0.1**	2,223,489	+5.4	2,110,410	+1.6	2,077,086	**18,551,625**
Cameras	**485,778**	**+27.4**	381,367	+19.8	318,234	+16.5	273,126	**4,048,150**
Optical and other products	**228,155**	**−24.6**	302,717	+13.0	267,776	+48.2	180,684	**1,901,292**
Total	**¥2,940,128**	**+1.1**	2,907,573	+7.8	2,696,420	+6.5	2,530,896	**$24,501,067**

Sales of business machines (copying machines, computer peripherals and business systems), constituting 75.7% of consolidated net sales, increased 0.1%, to ¥2,226,195 million (U.S.$18,552 million) in fiscal 2002.

Sales of copying machines (including digital, color, office and personal models) increased 5.2%, to ¥ 938,338million (U.S.$7,819 million). In the copying machines sub-segment, Canon's imageRUNNER (iR)-series lineup of 16 to 105 copy-per-minute digital networked black-and-white multifunction copying machines showed steady sales growth in 2002. In particular, the mid-range iR2200/2800/3300 series and the high-end iR5000/6000 series, iR7200 and iR105 model recorded healthy sales during the term. While the color copying machine market showed some growth during the year, reflecting the growing acceptance of color office documents, sales of Canon color copying machines decreased slightly in 2002 due to a decrease in unit sales of high-end models.

Sales by product
(Millions of yen)



Business Machines
Copying machines
Computer peripherals
Business Systems
Cameras
Optical and other products



3,000,000
2,736,084
2,530,896
2,696,420
2,907,573
2,940,128
0
98
99
00
01
02

Sales by region
(Millions of yen)



Japan
Americas
Europe
Other areas



3,000,000
2,736,084
2,530,896
2,696,420
2,907,573
2,940,128
0
98
99
00
01
02

Sales of computer peripherals (mainly laser beam printers, bubble jet printers and scanners) suffered a slight decline of 0.7%, to ¥1,018,418 million (U.S.$8,487 million). While unit sales of laser beam printers increased in 2002, total sales slightly decreased due to an overall trend toward sales of lower-end models and to the strategic reduction of inventory balances by Canon's original equipment manufacturing ("OEM") partner in the first half of 2002. The introduction of new bubble jet printer products, such as the BJ S500/300-series lineup and PIXUS 950i/550i models, contributed to strong sales of bubble jet printers in the Japanese and U.S. markets. Although unit sales of bubble jet printers decreased in 2002 compared to the prior year, total sales increased due to growth in sales of mid-and high-end models.

Sales of the business systems (including facsimile machines, personal computers, micrographic equipment and calculators) decreased 12.0%, to ¥269,439 million (U.S.$2,245 million) in fiscal 2002. Despite steady sales growth of facsimile machines, particularly multifunction models, Canon was not able to overcome the negative impact of declining personal computer sales in Japan.

Sales of cameras increased 27.4%, to ¥485,778 million (U.S.$4,048 million). Demand for digital cameras continued to be strong worldwide, with the successive launches of new compact PowerShot-series and IXY DIGITAL-series models bolstering Canon's lineup and contributing to a significant increase in sales. Also well received by the market were the EOS D60 and EOS-1Ds digital SLR models, which were introduced last year as well. As a result, the unit sales for digital cameras nearly doubled the amount of last year. In contrast, sales of conventional film cameras continued to slip in 2002 amid the increasing popularity of digital models and price competition. Sales of digital video camcorders continued to show substantial growth, supported by the introduction of new ZR-series, Elura-series and Optura-series models. Consequently, camera sales overall enjoyed double-digit 27.4% growth in 2002.

Sales of optical and other products (including steppers for semiconductor chip production, aligners for liquid crystal displays, TV broadcasting lenses, medical equipment and digital radiography systems) decreased 24.6%, to ¥ 228,155 million (U.S.$1,901 million) , mainly due to a decrease in unit sales of steppers for semiconductor chip production. The decrease is attributable to a drop in demand for semiconductor-production equipment, reflecting restrained capital spending by memory device manufacturers. Sales of optical and other products constituted 7.8% of consolidated net sales in fiscal 2002, which decreased 2.6% compared with fiscal 2001.

Sales by region

Net sales in fiscal 2002 increased in the Americas, Europe and other areas, but decreased in Japan.

In Japan, net sales decreased by 11.5% in fiscal 2002. Sales of personal computers and semiconductor production equipment declined due to a decrease in the number of units sold. In the Americas net sales slightly increased by 0.4% on a local currency basis. This is mainly attributable to increased sales of digital cameras and digital video camcorders, and partially offset the negative impact of a decline in laser beam printer sales due to the strategic reduction of inventory balances by Canon's OEM partner. The depreciation of the yen resulted in a 2.9% increase in sales in the Americas related to the translation of U.S. dollar sales to Japanese yen. In Europe, net sales decreased by 1.3% on a local currency basis. Sales growth in digital cameras offset sales declines in semiconductors production equipment and bubble jet printers. After accounting for the depreciation of the yen, net sales in Europe increased 6.3% in fiscal 2002.

Sales in other areas increased 16.5% in fiscal 2002, reflecting significant overall sales growth, particularly in digital cameras and digital video camcorders.

A summary of net sales by region is provided below:

SALES BY REGION

	(Millions of yen) **2002**	**change**	2001	change	2000	change	1999	(Thousands of U.S. dollars) **2002**
Japan	**¥ 732,551**	**-11.5%**	827,288	+6.1%	779,366	+8.5%	718,513	**$ 6,104,592**
Americas	**1,010,166**	**+2.9**	982,104	+10.4	889,764	+2.9	864,781	**8,418,050**
Europe	**857,167**	**+6.3**	806,104	+6.4	757,942	+2.8	737,140	**7,143,058**
Other areas	**340,244**	**+16.5**	292,077	+8.4	269,348	+28.0	210,462	**2,835,367**
Total	**¥2,940,128**	**+1.1**	2,907,573	+7.8	2,696,420	+6.5	2,530,896	**$24,501,067**

Note: This summary of net sales by region of destination is determined by the location of the customer.

Earnings

Operating profit in fiscal 2002 totaled ¥346,359 million (U.S.$2,886 million), an increase of 22.9% from the previous year. Operating profit in fiscal 2002 was 11.8% of net sales, compared with 9.7% in fiscal 2001.

In fiscal 2002, the depreciation of the yen increased net sales by approximately ¥93,300 million (U.S.$778 million) and increased cost of sales by approximately ¥15,300 million (U.S.$128 million). Canon's gross profit ratio during the year improved 3.6% to 47.6%. This improvement in gross profit margins reflects the positive effects of research and development ("R&D") reformation activities, such as 3D computer-aided design ("3D-CAD"). These activities have significantly shortened product-development lead times and thus made it possible to launch competitive new products in succession, which has supported favorable pricing. Gross profit margins have also benefited from reductions achieved through continued production-reformation activities, and the lower value of the yen.

Selling, general and administrative expenses rose 5.5% from the previous year and amounted to ¥1,053,672 million (U.S.$8,781 million). An increase in R&D expenditures and advertising and marketing costs, largely accounted for this rise. Canon maintains a high level of R&D expenditure to strengthen its R&D capabilities. R&D expenditures rose 6.9% from the previous year to ¥233,669 million (U.S.$1,947 million), resulting from increased R&D activities of cameras and optical and other products.

The disclosures of **segment information by product** as required in Japan for the years ended December 31, 2002 are provided on page 33, and fiscal 2001 and of **segment information by geographic area** as required in Japan for the years ended December 31, 2002 and fiscal 2001 are shown on page 34.

Operating profit for business machines in fiscal 2002 increased ¥76,098 million (U.S.$634 million) to ¥411,016 million (U.S.$3,425 million). Operating profit ratio also improved by 3.4% to 18.5%. Sales of business machines overall remained at approximately the same level as for the previous year, increasing by 0.1% to ¥2,226,195 million (U.S.$18,552 million). Cost-cutting measures, however, along with healthy sales of price-competitive mid-range and high-end copying machines and bubble jet printers favorably affected the operating profit ratio. As a result, operating profit for the business machine segment increased by 22.7%.

Operating profit for cameras increased ¥34,146 million (U.S.$285 million) to ¥70,290 million (U.S.$586 million). Greatly improved profitability for camera products, realized through the rapid rise in sales of digital cameras and digital video camcorders coupled with effective cost-cutting measures and a decline in the price of electronic components, boosted operating profit in the camera segment by 94.5%.

Optical and other products, which recorded an operating profit of ¥23,850 million in 2001, suffered operating losses of ¥11,652 million (U.S.$97 million) in 2002 mainly due to a 24.6% decrease sales of semiconductor production equipment, reflecting restrained capital spending by memory device manufacturers.

Income before income taxes in fiscal 2002 was ¥330,017 million (U.S.$2,750 million), a 17.2% increase from fiscal 2001, and constituted 11.2% of net sales.

In the area of other income and expenses, the promotion of cash flow management has bolstered Canon's financial strength, evidenced by an improvement in net interest income of ¥3,551 million (U.S.$30 million) compared with the previous year, achieving a positive figure in this category for the first time. Currency exchange losses, however, increased by ¥8,667 million (U.S.$72 million) to ¥23,468 million (U.S.$196 million) while securities contributed to the Company's retirement benefit trust in the previous year contributed to a ¥15,536 million gain. Consequently, non-operating income and expenses worsened by ¥16,069 million (U.S.$134 million) from the previous year.

Net income in fiscal 2002 totaled ¥190,737 million (U.S.$1,589 million), an increase of 13.8% from the previous year. This amount represents a 6.5% return on net sales. Income taxes as a percent of income before income taxes remained at approximately the same level as for the previous year, decreasing by 0.1% to 40.8%.

FOREIGN OPERATIONS AND FOREIGN CURRENCY TRANSACTIONS

Canon's marketing activities are performed by subsidiaries in each region in local currencies, while the cost of goods sold is generally in yen. Given Canon's current operating structure, appreciation of the yen has a negative impact on net sales and the gross profit ratio. To reduce the financial risks from changes in foreign exchange rates, Canon utilizes derivative financial instruments, which are comprised principally of forward currency exchange contracts.

The return on foreign operation sales is usually lower than domestic operations because foreign operations consist mainly of marketing activities. Marketing activities are generally less profitable than production activities, which are mainly conducted by the Company and its domestic subsidiaries. The returns on foreign operation sales in fiscal 2002, 2001 and 2000 were 2.7%, 1.6% and 2.0%, respectively. This compares with return of 6.5%, 5.8% and 5.0% on total operations for the respective years.

SEGMENT INFORMATION BY PRODUCT

(Millions of yen)		Business machines	Cameras	Optical and other products	Corporate and Eliminations	Consolidated
2002:	**Net sales:**					
	Unaffiliated customers	**¥ 2,226,915**	**485,778**	**228,155**	**–**	**2,940,128**
	Intersegment	**–**	**–**	**139,608**	**(139,608)**	**–**
	Total	**2,226,915**	**485,778**	**367,763**	**(139,608)**	**2,940,128**
	Operating cost and expenses	**1,815,179**	**415,488**	**379,415**	**(16,313)**	**2,593,769**
	Operating profit	**¥ 411,016**	**70,290**	**(11,652)**	**(123,295)**	**346,359**
	Assets	**¥ 1,296,829**	**263,532**	**338,377**	**1,043,968**	**2,942,706**
	Depreciation and amortization	**106,865**	**14,118**	**19,817**	**24,460**	**165,260**
	Capital expenditure	**104,877**	**15,627**	**23,767**	**54,431**	**198,702**
2001:	Net sales:					
	Unaffiliated customers	¥ 2,223,489	381,367	302,717	–	2,907,573
	Intersegment	–	–	116,748	(116,748)	–
	Total	2,223,489	381,367	419,465	(116,748)	2,907,573
	Operating cost and expenses	1,888,571	345,223	395,615	(3,675)	2,625,734
	Operating profit	¥ 334,918	36,144	23,850	(113,073)	281,839
	Assets	¥ 1,280,949	215,173	361,799	986,835	2,844,756
	Depreciation and amortization	105,907	12,745	15,291	18,357	152,300
	Capital expenditure	121,333	16,871	36,057	33,413	207,674
2000:	Net sales:					
	Unaffiliated customers	¥ 2,110,410	318,234	267,776	–	2,696,420
	Intersegment	–	–	126,947	(126,947)	–
	Total	2,110,410	318,234	394,723	(126,947)	2,696,420
	Operating cost and expenses	1,801,226	285,841	384,075	(8,853)	2,462,289
	Operating profit	¥ 309,184	32,393	10,648	(118,094)	234,131
	Assets	¥ 1,324,369	207,069	332,229	968,458	2,832,125
	Depreciation and amortization	101,557	14,480	13,019	17,421	146,477
	Capital expenditure	105,171	15,559	20,509	29,747	170,986

(Thousands of U.S. dollars)		Business machines	Cameras	Optical and other products	Corporate and Eliminations	Consolidated
2002:	**Net sales:**					
	Unaffiliated customers	**$18,551,625**	**4,048,150**	**1,901,292**	**–**	**24,501,067**
	Intersegment	**–**	**–**	**1,163,400**	**(1,163,400)**	**–**
	Total	**18,551,625**	**4,048,150**	**3,064,692**	**(1,163,400)**	**24,501,067**
	Operating cost and expenses	**15,126,492**	**3,462,400**	**3,161,792**	**(135,942)**	**21,614,742**
	Operating profit	**$ 3,425,133**	**585,750**	**(97,100)**	**(1,027,458)**	**2,886,325**
	Assets	**$10,806,908**	**2,196,100**	**2,819,808**	**8,699,734**	**24,522,550**
	Depreciation and amortization	**890,542**	**117,650**	**165,142**	**203,833**	**1,377,167**
	Capital expenditure	**873,975**	**130,225**	**198,058**	**453,592**	**1,655,850**

Notes:

1 General corporate expenses of ¥123,193 million (U.S.$1,026,608 thousand) and ¥113,128 million in the years ended December 31, 2002 and 2001, respectively, are included in "Corporate and Eliminations."

2 Corporate assets of ¥1,044,036 million (U.S.$8,700,300 thousand) and ¥986,801 million as of December 31, 2002 and 2001, respectively, which mainly consist of cash and cash equivalents, marketable securities and corporate properties, are included in "Corporate and Eliminations."

SEGMENT INFORMATION BY GEOGRAPHIC AREA

(Millions of yen)	Japan	Americas	Europe	Others	Corporate and Eliminations	Consolidated
2002: Net sales:						
Unaffiliated customers	**¥ 789,066**	**1,007,572**	**852,931**	**290,559**	**–**	**2,940,128**
Intersegment	**1,475,091**	**9,791**	**4,639**	**426,914**	**(1,916,435)**	**–**
Total	**2,264,157**	**1,017,363**	**857,570**	**717,473**	**(1,916,435)**	**2,940,128**
Operating cost and expenses	**1,867,817**	**969,542**	**836,341**	**699,420**	**(1,779,351)**	**2,593,769**
Operating profit	**396,340**	**47,821**	**21,229**	**18,053**	**(137,084)**	**346,359**
Assets	**¥1,485,238**	**346,021**	**460,521**	**202,388**	**448,538**	**2,942,706**
2001: Net sales:						
Unaffiliated customers	¥ 858,580	983,561	805,243	260,189	–	2,907,573
Intersegment	1,378,031	17,475	2,449	299,410	(1,697,365)	–
Total	2,236,611	1,001,036	807,692	559,599	(1,697,365)	2,907,573
Operating cost and expenses	1,893,448	969,630	806,495	546,291	(1,590,130)	2,625,734
Operating profit	343,163	31,406	1,197	13,308	(107,235)	281,839
Assets	¥ 1,376,939	346,046	423,295	174,553	523,923	2,844,756
2000: Net sales:						
Unaffiliated customers	¥ 832,297	889,377	753,979	220,767	–	2,696,420
Intersegment	1,345,983	11,748	3,782	246,024	(1,607,537)	–
Total	2,178,280	901,125	757,761	466,791	(1,607,537)	2,696,420
Operating cost and expenses	1,886,472	871,298	742,576	456,278	(1,476,335)	2,462,289
Operating profit	309,808	29,827	15,185	10,513	(131,202)	234,131
Assets	¥ 1,482,335	353,919	407,258	158,729	429,884	2,832,125

(Thousands of U.S. dollars)	Japan	Americas	Europe	Others	Corporate and Eliminations	Consolidated
2002: Net sales:						
Unaffiliated customers	**$ 6,575,550**	**8,396,433**	**7,107,759**	**2,421,325**	**–**	**24,501,067**
Intersegment	**12,292,425**	**81,592**	**38,658**	**3,557,617**	**(15,970,292)**	**–**
Total	**18,867,975**	**8,478,025**	**7,146,417**	**5,978,942**	**(15,970,292)**	**24,501,067**
Operating cost and expenses	**15,565,142**	**8,079,517**	**6,969,508**	**5,828,501**	**(14,827,926)**	**21,614,742**
Operating profit	**3,302,833**	**398,508**	**176,909**	**150,441**	**(1,142,366)**	**2,886,325**
Assets	**$12,376,983**	**2,883,508**	**3,837,675**	**1,686,567**	**3,737,817**	**24,522,550**

Notes:

1 General corporate expenses of ¥123,193 million (U.S.$1,026,608 thousand) and ¥113,128 million in the years ended December 31, 2002 and 2001, respectively, are included in "Corporate and Eliminations."

2 Corporate assets of ¥1,044,036 million (U.S.$8,700,300 thousand) and ¥986,801 million as of December 31, 2002 and 2001, respectively, which mainly consist of cash and cash equivalents, marketable securities and corporate properties, are included in "Corporate and Eliminations."

3 Segment information by geographic area is determined by the location of Canon or its relevant subsidiary.

LIQUIDITY

Cash and cash equivalents in fiscal 2002 increased ¥15,037 million (U.S.$125 million) to ¥521,271 million (U.S.$4,344 million), compared with ¥506,234 million in 2001 and ¥493,962 million in 2000. Canon's cash and cash equivalents are typically denominated in Japanese yen, with the remainder denominated in foreign currencies such as the U.S. dollar.

Cash flow from operating activities in 2002 increased by ¥143,198 million (U.S.$1,193 million) to ¥448,950 million (U.S.$3,741 million), compared with ¥305,752 million in 2001 and ¥346,616 million in 2000, mainly due to an increase in net income and a significant increase of trade payables. Trade receivables and trade payables both decreased in 2001 and increased in 2002. The effect of change in trade payables, however, was larger than the effect of change in trade receivables since the payment terms are generally longer than the collection terms, and as a result contributed to the increase in net operating cash flows.

Net cash used in investing activities, which mainly consists of capital expenditure, for 2002 was ¥230,220 million (U.S.$1,919 million), compared with ¥192,592 million in 2001 and ¥212,804 million in 2000. For fiscal 2002, the amount includes payment of ¥21,204 million (U.S.$177 million) for the purchase of outstanding stock of Canon System and Support Inc., Canon N.T.C., Inc., and Canon (Schweiz) AG from their minority shareholders to realize full ownership of the three subsidiaries. Capital expenditures in 2003 are projected to be roughly comparable to those in 2002.

Net cash used in financing activities for 2002 amounted to ¥183,714 million (U.S.$1,531 million), mainly as a result of repayment of short-term loans to improve Canon's financial position, accompanied by the redemption of bonds, compared to ¥121,228 million in 2001 and ¥100,597 million in 2000.

Canon seeks to meet its liquidity and capital requirements principally with cash flow from operations and, to a lesser extent, with short-term loans and long-term debt. Consistent with this objective, Canon has recently begun to reduce its reliance on external funding for capital investments in favor of relying upon internally generated cash flows. This approach is supplemented with group-wide treasury and cash management activities undertaken at the parent company level. Canon believes that its working capital is sufficient for its present requirements.

To the extent Canon relies on external funding for its liquidity and capital requirements, it generally has access to various funding sources, including issuance additional share capital, long-term debt or by borrowing in the short-term market. While Canon has been able to obtain funding from its traditional financing sources and from the capital markets, and believes it will continue to be able to do so in the future, there can be no assurance that adverse economic or other conditions will not affect Canon's liquidity or long-term funding in the future.

Short-term loans (including current portion of long-term loans) amounted to ¥66,754 million (U.S.$556 million) at December 31, 2002 compared to ¥200,104 million at December 31, 2001. Long-term debt (excluding current portion) amounted to ¥81,349 million (U.S.$678 million) at December 31, 2002 compared to ¥95,526 million at December 31, 2001.

Substantially all of Canon's short-term loans consist of borrowings from banks under uncommitted lines of credit. Canon's long-term debt generally consists of secured or partially secured term loans from banks, bearing interest at floating rates, as well as fixed rate notes and convertible debentures issued in the domestic market with original maturities of five to fifteen years.

Like most other Japanese companies, Canon does not maintain committed bank credit lines. Canon and other Japanese companies have relied for liquidity in part upon relationships with institutional lenders, particularly Japanese commercial banks. The Company has uncommitted bank overdraft facilities of approximately ¥1,323 million with its principal commercial banks.

CAPITAL RESOURCES

Capital expenditure in 2002 amounted to ¥198,702 million (U.S.$1,656 million) compared with ¥207,674 million in 2001 and ¥170,986 million in 2000. In 2002, capital expenditures were mainly used for the construction of the Company's headquarters facilities and a new factory for manufacturing copying machines in Suzhou, China.

Working capital in 2002 increased ¥127,023 million (U.S.$1,059 million), to ¥903,134 million (U.S.$7,526 million), compared with ¥776,111 million in 2001 and ¥696,609 million in 2000. The increase was primarily attributable to the decrease of short-term loans. Canon believes its working capital will be sufficient for its requirements for the foreseeable future. Canon's capital requirements are primarily dependent on management's business plans regarding the levels and timing of capital expenditures and investments.

The working capital ratio (current assets to current liabilities) for 2002 was 2.13, compared to 1.91 for 2001 and 1.71 for 2000.

Return on assets rose to 6.6% in 2002, compared to 5.9% in 2001 and 4.9% in 2000. This increase was due mainly to increased net income. **Return on stockholders' equity** also rose to 12.5% in 2002, compared with 12.2% in 2001 and 10.7% in 2000.

The debt ratio (total debt to total assets) declined to 5.0% in 2002 from 10.4% in 2001, which reflects Canon's financial policy to reduce debt.

Off-balance sheet arrangements

As part of its ongoing business, Canon does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Contractual obligations and Commercial commitments

Canon's management believes that current financial resources, cash generated from operations and Canon's potential capacity for additional debt and/or equity financing will be sufficient to fund current and future capital requirements.

The following summarizes Canon's contractual obligations at December 31, 2002.

(Millions of yen)

		Payments Due By Period			
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations:					
Short-term Debt	**¥ 66,754**	66,754	–	–	–
Long-term Debt	**100,355**	19,006	47,418	11,479	22,452
Operating Leases	**36,690**	10,033	12,469	8,096	6,092
Total	**¥ 203,799**	95,793	59,887	19,575	28,544

Canon does not have any rating downgrade triggers that would accelerate the maturity of a material amount of our debt. A downgrade in our credit rating could however increase the cost of our borrowings.

Canon provides short-term (generally less than one year) warranties against defects in materials and workmanship on most of our consumer products. A liability for the estimated product warranty related cost is established at the time revenue is recognized and is included in accrued expenses. Estimates for accrued product warranty cost are primarily based on historical experience, and are affected by ongoing product failure rates, specific product class failures outside of the baseline experience, material usage and service delivery costs incurred in correcting a product failure.

Canon provides guarantees to third parties of bank loans of its employees, affiliated and other companies. For each guarantee provided, Canon would have to perform under the guarantee, if they default on a payment within the contract periods of 1 year to 30 years for the employees with housing loans and of 1 year to 15 years for the affiliated and other companies. The maximum amount of undiscounted payments Canon would have to make in the event of default is ¥49,919 million (U.S.$416 million) at December 31, 2002. The carrying amounts of the liabilities recognized for Canon's obligations as a guarantor under those guarantees are insignificant. Certain of those guarantees secured by guarantees issued to Canon by other parties amounted to ¥1,094 million (U.S.$9 million) at December 31, 2002. Canon Inc. and its consolidated

Capital expenditure
(Millions of yen)


200,000
0
98
99
00
01
02

Working capital ratio


2
0
1.60
1.70
1.71
1.91
2.13
98
99
00
01
02

Return on stochholder's equity


12
0
9.7%
6.0%
10.7%
12.2%
12.5%
98
99
00
01
02

subsidiaries provide guarantees to third parties of certain obligations of their consolidated subsidiaries. At December 31, 2002, these guarantees amounted to ¥23,634 million (U.S.$197 million). To a lesser extent, consolidated subsidiaries provide guarantees to third parties of obligations of other consolidated subsidiaries. All intercompany guarantees are eliminated in consolidation and therefore are not reflected in the above figure.

At December 31, 2002, Canon had outstanding commitments of approximately ¥29,539 million (U.S.$246 million) to purchase property, plant and equipment for use in the ordinary course of its business. Canon anticipates that funds needed to fulfill these commitments will be generated internally through operations.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Canon is now in Phase II of its Excellent Global Corporation Plan, which started in 2001 and will end in 2005. The management plan aims to guide Canon to the No.1 position worldwide in all core business areas, to build on its R&D capabilities, to continually create new businesses and to further strengthen its financial position.

As a direction to take for Canon's R&D, we formulated the "Canon Over IP" concept, in which we intend to connect our digital products to the Internet and lay the foundations for Internet-businesses for the future.

Canon has R&D centers worldwide, including the one in the U.S., that closely collaborate in their R&D activities. Some regional R&D centers conduct basic research into technology, and others apply their expertise to develop new products and businesses. The Canon Research Center in Japan, for example, develops basic and advanced technologies for future businesses in a time frame of five to ten years while other centers in Japan develop key components, environment-conscious technologies, next-generation displays, and electronic devices.

R&D activities at Canon Inc. are structured in the following 5 organizations.

- Core Technology Development Headquarters (where component engineering and base technology R&D, such as in new materials, nanotechnology and production engineering, is conducted)
- Platform Technology Development Headquarters (where platform technologies for digital network device R&D is conducted)
- Device Technology Development Headquarters (where key device R&D, such as for semiconductor devices, is conducted)
- Display Development Headquarters (where display devices R&D is conducted)
- Ecology Research Center (where solar cell battery R&D is conducted)

Global diversification drives Canon's activities in the individual regions such as the United States, Europe, and Asia to develop original products and promote business.

Canon had R&D expenditures of ¥233,669 million (U.S.$1,947 million) in fiscal 2002, ¥218,616 million in fiscal 2001 and ¥194,552 million in fiscal 2000. The ratio of R&D expenditure to total net sales for the past three years were 7.9%, 7.5% and 7.2%, respectively.

Canon seeks to produce new products that are protected by patents and to establish a standard in a market in order to enhance its predominance. The United States Patent and Trademark Office (USPTO) announced that Canon secured the number-two spot for private sector patents received in 2002. The achievement marks Canon's 11th consecutive year in the top three patent-receiving organizations.

MARKET RISK EXPOSURES

Canon is exposed to market risks, including changes in foreign exchange rates, interest rates and prices of marketable securities and marketable investments. In order to hedge the risks of changes in foreign exchange rates and interest rates, Canon uses derivative financial instruments.

Equity price risk

Canon holds marketable securities included in current assets for short-term investment. In general, highly-liquid and low-risk instruments are preferred in the portfolio. Marketable investments included in noncurrent assets are held as longer-term investments. Canon does not hold marketable securities and investments for trading purposes.

Maturities and fair values of such marketable securities and investments were as follows at December 31, 2002.

	Millions of yen		Thousands of U.S. dollars	
	Cost	Fair Value	Cost	Fair Value
Due within one year	¥ 6,068	6,190	$ 50,567	51,583
Due after one year through five years	545	608	4,542	5,067
Due after five years	7,276	7,051	60,633	58,758
Equity securities	6,457	8,076	53,808	67,300
	¥ 20,346	21,925	$169,550	182,708

Foreign exchange rates and interest rates risk

Canon operates internationally and is therefore exposed to the risk of changes in foreign exchange rates and interest rates. Canon and certain of its subsidiaries utilize various derivative financial instruments, principally foreign exchange contracts and interest rate swaps, to reduce these risks. Canon assesses the risks of foreign currency exchange and interest rates by continually monitoring changes in its exposure to these risks and by evaluating hedging opportunities. Canon does not hold or issue derivative financial instruments for trading purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations, because most of the counterparties are internationally recognized financial institutions and the contracts are diversified among a number of major financial institutions.

The major manufacturing bases of Canon are located in Japan and Asia. The sales generated from overseas are mainly denominated in U.S. dollar or Euro. Therefore, Canon's international operations expose Canon to the risk of changes in foreign currency exchange rate. To manage foreign exchange exposure from sales in foreign currencies such as U.S. dollars and Euro, Canon enters into foreign exchange contracts, which it uses to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollar and Euro into Japanese yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales, which are denominated in foreign currencies. In accordance with Canon's policy, a specific portion of foreign currency exposure resulting from forecasted intercompany sales are hedged using foreign exchange contracts, which principally mature within three months.

The following table provides information about Canon's major derivative financial instruments related to foreign currency exchange transactions existing at December 31, 2002 together with the related weighted average contractual exchange rates at December 31, 2002. All of the foreign exchange contracts described in the following table have a contractual maturity date in 2003.

		Millions of yen (except average contractual rates)			
Forwards to sell foreign currencies:		U.S.$/Yen	euro/Yen	Others	Total
Contract amounts	¥	262,408	138,443	21,945	422,796
Estimated fair value		4,388	(3,124)	226	1,490
Average contractual rates		122.48	122.15		

		Thousands of U.S. dollars			
Forwards to sell foreign currencies:		U.S.$/Yen	euro/Yen	Others	Total
Contract amounts	$	2,186,733	1,153,692	182,875	3,523,300
Estimated fair value		36,567	(26,033)	1,883	12,417

Canon's exposure to the market risk of changes in interest rates relates primarily to its debt obligations. Fixed-rate debt obligations expose Canon to variability in their fair values due to changes in interest rates. To manage the variability in the fair values caused by interest rate changes, Canon enters into interest rate swaps when it is determined to be appropriate based on market conditions. Interest rate swaps change fixed-rate debt obligations to variable-rate debt obligations by entering into receive-fixed, pay-variable interest rate swaps. The hedging relationship between interest rate swaps and hedged debt obligations is highly effective in achieving offsetting changes in fair values resulting from interest rate risk.

The information about Canon's derivative financial instruments and other financial instruments that are sensitive to changes in interest rates are shown on page 39. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate swaps, the table presents notional principal amounts and weighted average interest rates by expected maturity dates. Notional principal amounts are used to calculate the contractual payments to be exchanged under the contracts. The table presents information for obligations existing at December 31, 2002 together with the related weighted average contractual interest rates at December 31, 2002.

LONG-TERM DEBT (including due within one year)

(Millions of yen)

	Average interest rates	Total	Expected maturity date 2003	2004	2005	2006	2007	Thereafter	Estimated Fair Value
Japanese yen notes	2.31%	¥ **55,000**	10,000	20,000	5,000	–	10,000	10,000	58,043
Japanese yen convertible debentures	1.26%	**15,031**	–	–	5,149	–	–	9,882	44,445
Loans, principally from banks	2.09%	**30,324**	9,006	10,944	6,325	1,217	262	2,570	30,086
Total		¥ **100,355**	19,006	30,944	16,474	1,217	10,262	22,452	132,574

INTEREST RATE SWAP

(Millions of yen)

Notional principal amount (million)		Average receive rate	Average pay rate	Total	Expected maturity date 2003	2004	2005	2006	2007	Thereafter	Estimated Fair Value
¥	180	1.48%	1.39%	¥ **180**	180	–	–	–	–	–	1
US$	467	3.75%	1.38%	**56,019**	6,278	19,504	30,237	–	–	–	(1,136)
Euro	10	3.37%	4.09%	**1,251**	1,251	–	–	–	–	–	(13)

LONG-TERM DEBT (including due within one year)

(Thousands of U.S. dollars)

	Average interest rates	Total	Expected maturity date 2003	2004	2005	2006	2007	Thereafter	Estimated Fair Value
Japanese yen notes	2.31%	$ **458,334**	83,333	166,668	41,667	–	83,333	83,333	483,691
Japanese yen convertible debentures	1.26%	**125,258**	–	–	42,908	–	–	82,350	370,375
Loans, principally from banks	2.09%	**252,700**	75,050	91,200	52,708	10,142	2,183	21,417	250,717
Total		$ **836,292**	158,383	257,868	137,283	10,142	85,516	187,100	1,104,783

INTEREST RATE SWAP

(Thousands of U.S. dollars)

Notional principal amount (million)		Average receive rate	Average pay rate	Total	Expected maturity date 2003	2004	2005	2006	2007	Thereafter	Estimated Fair Value
¥	180	1.48%	1.39%	$ **1,500**	1,500	–	–	–	–	–	8
US$	467	3.75%	1.38%	**466,825**	52,317	162,533	251,975	–	–	–	(9,467)
Euro	10	3.37%	4.09%	**10,425**	10,425	–	–	–	–	–	(108)

Notes: All long-term debt is fixed rate except loans, principally from banks which include both fixed and floating rate debt.

Derivative financial instruments designated as fair value hedges principally relate to interest rate swaps associated with fixed rate debt obligations. Changes in fair values of the hedged debt obligations and derivative instruments designated as fair value hedges of these debt obligations are recognized in other income (deductions). There is no hedging ineffectiveness or net gains or losses excluded from the assessment of hedge effectiveness for the year ended December 31, 2002 as the critical terms of the interest rate swaps match the terms of the hedged debt obligations.

Changes in the fair value of foreign exchange contracts designated and qualifying as cash flow hedges of forecasted intercompany sales are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (deductions) in the same period as the hedged items affect earnings. All the accumulated other comprehensive income (loss) at end of year are substantially expected to be recognized in earnings over the next twelve months. Canon excludes the time value component of the hedging instruments from the assessment of hedge effectiveness.

Canon has entered into certain foreign exchange contracts, which do not meet the hedging criteria of SFAS 133 and 138. Canon records these foreign exchange contracts on the balance sheet at fair value. The changes in fair values are recorded in earnings immediately. The national amounts of those foreign exchange contracts were ¥362,276 million (U.S.$3,019 million) and ¥202,932 million at December 31, 2002 and 2001.

CRITICAL ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, and based on the selection and application of significant accounting policies, which require management to make significant estimates and assumptions. Canon believes that the following are some of the more critical judgment areas in the application of its accounting policies that currently affect its financial condition and results of operations.

Valuation of inventories

Inventories are stated at the lower of cost or market. Cost is determined principally by the average method for domestic inventories and the first-in, first-out method for overseas inventories. Market value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make a sale. Canon routinely reviews its inventories for their salability and for indications of obsolescence to determine if inventories should be written-down to market value. Judgments and estimates must be made and used in connection with establishing such allowances in any accounting period. In estimating the market value of its inventories, Canon considers the age of the inventories and the likelihood of spoilage or changes in market demand for its inventories.

Environmental liabilities

Canon is subject to liability for the investigation and clean-up of environmental contamination at each of the properties that Canon owns or operates, as well as at certain properties Canon formerly owned or operated. Canon employs extensive internal environmental protection programs that focus on preventive measures. Canon conducts environmental assessments for a number of its locations and operating facilities. If Canon was to be held responsible for damages in any future litigation or proceedings, such costs may not be covered by insurance and may be material. The liability for environmental remediation and other environmental costs is accrued when it is considered probable and costs can be reasonably estimated.

Collectibility of Receivables

Canon is required to estimate the collectibility of its notes receivable and accounts receivable. A considerable amount of judgment is required in assessing the ultimate realization of these receivables including the current creditworthiness of each customer taking into account business conditions, turnover of receivables and financial positions for significant customers. Significant changes in required reserves have been recorded in recent periods and may occur in the future depending on financial status of customers under the current environment. In case financial quality of customers becomes worse, reserves for each customer will increase and will adversely affect net income.

Deferred Tax Assets

Canon currently has significant deferred tax assets, which are subject to periodic recoverability assessments. Realization of Canon's deferred tax assets is principally dependent upon its achievement of projected future taxable income. Canon's judgments regarding future profitability may change due to future market conditions, its ability to continue to successfully execute its operating restructuring activities and other factors. These changes, if any, may require possible recognition of significant valuation allowance to these deferred tax asset balances. In case Canon considers deferred tax assets may not recover, unrecoverable amounts should be included in income taxes in the statements of income and may adversely affect net income.

Recoverability of long-lived assets and identifiable intangibles

Canon's long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows undiscounted and without interest changes expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The determination of estimated future net cash flows involves significant judgments. Changes in strategy and/or market conditions could significantly impact these judgments and require impairment of recorded asset balances that may adversely affect net income.

Employee retirement and severance benefit plan

Canon has significant employee retirement and severance benefit costs and credits which are developed from actuarial valuations. Inherent in these valuations are key assumptions including discount rates and expected return on plan assets. Canon is required to consider current market conditions, including changes in interest rates, in selecting these assumptions. Changes in the related employee retirement and severance benefit costs or credits may occur in the future in addition to changes resulting from fluctuations in Canon's related headcount due to changes in the assumptions. Changes in assumptions will affect Canon's financial figures. Decrease of discount rates leads to increase of actuarial pension benefit obligations that could lead to an increase in amortization cost through amortization of actuarial gain or loss, and vice versa. Increase of expected return on plan assets may decrease net periodic benefit cost through increase of expected return amount while the difference with actual fair value of those assets could affect adversely net income in the following years, and vice versa.

LOOKING FORWARD

For Canon, 2003 marks the halfway point of Phase II of its Excellent Global Corporation Plan (2001-2005), which targets the completion of structural reforms in 2005. As such, Canon will move forward with several initiatives designed to ensure the meeting of the goals set out in the plan by 2005, including further operating-reformation efforts, from R&D and production processes to head-office administrative operations, simultaneously targeting improved productivity and the elimination of waste. Particularly in the area of development, Canon will target the further shortening of product-development periods and improvements in design quality, and will strive to substantially reduce product development costs through the implementation of digital trial production procedures that do away with the need to create prototypes. As for production, energies will be focused on the in-house production of key components and innovative high-efficiency factory automation equipment to realize even greater cost reductions. With regard to marketing activities, in addition to promoting marketing reformation through the structural reorganization of marketing activities and strengthening of marketing channels, Canon is also working to expand and strengthen its solutions business together with improving hardware solutions offerings through greater customization to better meet customer needs. Canon also views the protection of the environment as an essential part of its management activities and will continue to develop environmentally conscious products and introduce resource-recycling systems while actively expanding its green procurement and purchasing programs.

Canon sells laser beam printers on OEM basis to Hewlett-Packard Company ("HP"). During the year ended December 31, 2002, such sales constituted approximately 21% of consolidated net sales.

In May 2002, HP announced that it completed its merger transaction with Compaq Computer Corporation. Canon believes that this merger will not directly affect in an adverse and material way Canon's OEM business. However, Canon's operating results could be significantly and adversely affected if HP's management decides not to continue its OEM business relationship with Canon.

On November 20, 2002, Canon Inc. and Canon Sales Co., Inc ("Canon Sales") have entered into an agreement to transfer all of the shares of Canon N.T.C., Inc. ("Canon N.T.C."), a wholly owned subsidiary of Canon Sales, from Canon Sales to Canon Inc. following the completion of the corporate separation of two Canon N.T.C. operations divisions. In accordance with the restructuring initiative for the Canon Sales Group announced on May 17 2002, Canon N.T.C.'s marketing operations will be spun off and merged with Canon System & Support Inc. and its real estate operations will be spun off into a newly established property management company, effective April 1, 2003. Following the corporate spin-offs, Canon N.T.C.'s operations will focus on development and manufacturing activities, after which, during the second quarter of 2003, all of Canon N.T.C.'s shares will be transferred from Canon Sales to Canon Inc.. Canon N.T.C. is already consolidated subsidiaries of Canon Inc., and accordingly the merger is expected to have no impact on Canon's future business results.

On November 21, 2002, Canon Sales executed a definitive agreement to acquire all of the shares of Sumitomo Metal System Solutions Co. Ltd. from Sumitomo Metal Industries, Ltd. for approximately ¥12,478 million (U.S.$104 million). On January 10, 2003, the acquisition of Sumitomo Metal System Solutions Co. Ltd. was completed and its name was changed to Canon System Solutions Inc. The new company is expected to play a starring role of expanding IT business in Canon Sales group, which believes the key pillar of business expansion in the future is in the IT service field. The impact of the acquisition on Canon's consolidated financial statement is not expected to be material.

On January 1, 2003, Canon Aptex Inc. and Copyer Co.,Ltd. merged, and changed its name to Canon Finetech Inc, following resolutions by their respective board of directors' meetings. By the merger of both companies, the new company expects to enhance its corporate disposition by restructuring its corporate bases, by building an efficient organization and by reinforcing its product development and its cost competitiveness. Both companies are already consolidated subsidiaries of Canon Inc., and accordingly the merger has no impact on Canon's future business results.

The foregoing discussion in Financial Overview contains forward-looking statements that reflect management's current views with respect to certain future events and financial performance. Actual results may differ materially from those projected or implied in the forward-looking statements. Further, certain forward-looking statements are based upon assumptions of future events that may not prove to be accurate. The following important factors could cause actual results to differ materially from those projected or implied in any forward-looking statements: exchange rate fluctuations; the uncertainty of Canon's ability to implement its plans to localize production and other measures to reduce the impact of exchange rate fluctuations; uncertainty as to economic condition, in Canon's major markets; uncertainty of continued demand for Canon's high-value-added products; uncertainty as to the recovery of computer and related markets; uncertainty of recovery in demand for Canon's semiconductor production equipment; Canon's ability to continue to develop products and to market products that incorporate new technology on a timely basis, are competitively priced and achieve market acceptance; the possibility of losses resulting from foreign currency transactions designed to reduce financial risks from changes in foreign exchange rates; and inventory risk due to shifts in market demand.

TEN-YEAR FINANCIAL SUMMARY

(Millions of yen except per share amounts)

	2002	2001	2000	1999
Net sales:				
Domestic	¥ **732,551**	827,288	779,366	718,513
Overseas	**2,207,577**	2,080,285	1,917,054	1,812,383
Total	**2,940,128**	2,907,573	2,696,420	2,530,896
Percentage of previous year	**101.1%**	107.8	106.5	92.5
Net income	**190,737**	167,561	134,088	70,234
Percentage of sales	**6.5%**	5.8	5.0	2.8
Advertising	**71,725**	66,837	67,840	67,544
Research and development	**233,669**	218,616	194,552	177,922
Depreciation of property, plant and equipment	**158,469**	147,286	144,043	155,682
Capital expenditure	**198,702**	207,674	170,986	200,386
Long-term debt, excluding current installments	**81,349**	95,526	142,925	165,277
Stockholders' equity	**1,591,950**	1,458,476	1,298,914	1,202,003
Total assets	**2,942,706**	2,844,756	2,832,125	2,587,532
Per share data:				
Income before cumulative effect of change in accounting principle:				
Basic	**217.56**	187.07	153.66	80.66
Diluted	**214.80**	184.55	151.51	79.50
Net income:				
Basic	**217.56**	191.29	153.66	80.66
Diluted	**214.80**	188.70	151.51	79.50
Cash dividends declared	**30.00**	25.00	21.00	17.00
Stock price:				
High	**5,250**	5,330	5,620	4,200
Low	**3,620**	3,150	3,400	2,170
Average number of common shares in thousands	**876,716**	875,960	872,606	870,699
Number of employees	**97,802**	93,620	86,673	81,009

Common stock price range
(Yen)



5,500
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
93
94
95
96
97
98
99
00
01
02

1998	1997	1996	1995	1994	1993	(Thousands of U.S. dollars except per share amounts) 2002
725,063	811,455	784,917	677,692	596,564	536,853	**$ 6,104,592**
2,011,021	1,858,079	1,687,920	1,408,186	1,266,160	1,236,308	**18,396,475**
2,736,084	2,669,534	2,472,837	2,085,878	1,862,724	1,773,161	**24,501,067**
102.5	108.0	118.6	112.0	105.1	95.6	**101.1**
109,569	118,813	94,177	55,036	31,024	21,102	**1,589,475**
4.0	4.5	3.8	2.6	1.7	1.2	**6.5**
76,911	75,800	68,354	53,033	44,698	42,468	**597,708**
176,967	170,793	150,085	125,253	121,273	104,191	**1,947,242**
159,888	137,777	117,263	104,474	103,304	100,631	**1,320,575**
221,401	219,779	176,357	123,560	133,068	151,808	**1,655,850**
180,320	226,889	192,254	298,055	311,002	430,285	**677,908**
1,155,520	1,109,511	1,007,434	880,150	808,985	721,411	**13,266,250**
2,728,329	2,872,779	2,644,452	2,506,152	2,270,010	2,165,370	**24,522,550**
126.10	137.73	111.29	65.96	38.50	27.01	**1.81**
123.93	134.60	106.96	62.73	35.84	26.76	**1.79**
126.10	137.73	111.29	65.96	38.50	27.01	**1.81**
123.93	134.60	106.96	62.73	35.84	26.76	**1.79**
17.00	17.00	15.00	13.00	12.50	12.50	**0.25**
3,400	3,820	2,630	1,940	1,820	1,560	**43.75**
1,930	2,280	1,780	1,230	1,530	1,270	**30.17**
868,916	862,664	846,224	834,329	805,897	781,261	
79,799	78,767	75,628	72,280	67,672	64,535	

Notes: U.S. dollar amounts are translated from yen at the rate of ¥120 = U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of December 30, 2002.

CONSOLIDATED BALANCE SHEETS

ASSETS	Millions of yen 2002	Millions of yen 2001	Thousands of U.S. dollars (note 2) 2002
Current assets:			
Cash and cash equivalents (note 9)	**¥ 521,271**	506,234	**$ 4,343,925**
Marketable securities (note 4)	**7,255**	4,772	**60,458**
Trade receivables (notes 5 and 9)	**498,587**	456,635	**4,154,892**
Inventories (notes 6 and 9)	**432,251**	448,300	**3,602,092**
Prepaid expenses and other current assets (note 12)	**245,610**	214,353	**2,046,750**
Total current assets	**1,704,974**	1,630,294	**14,208,117**
Noncurrent receivables (note 19)	**20,568**	21,125	**171,400**
Investments (note 4)	**64,037**	66,168	**533,642**
Net property, plant and equipment (notes 7 and 9)	**830,304**	821,125	**6,919,200**
Other assets (notes 8, 11 and 12)	**322,823**	306,044	**2,690,191**
Total assets	**¥2,942,706**	2,844,756	**$24,522,550**

LIABILITIES AND STOCKHOLDERS' EQUITY	Millions of yen 2002	Millions of yen 2001	Thousands of U.S. dollars (note 2) 2002
Current liabilities:			
Short-term loans (note 9)	**¥ 66,754**	200,104	**$ 556,283**
Trade payables (note 10)	**408,464**	354,446	**3,403,867**
Income taxes (note 12)	**80,169**	65,324	**668,075**
Accrued expenses (note 19)	**154,621**	157,335	**1,288,508**
Other current liabilities (note 12)	**91,832**	76,974	**765,267**
Total current liabilities	**801,840**	854,183	**6,682,000**
Long-term debt, excluding current installments (note 9)	**81,349**	95,526	**677,908**
Accrued pension and severance cost (note 11)	**285,129**	237,537	**2,376,075**
Other noncurrent liabilities (note 12)	**26,193**	17,645	**218,275**
Total liabilities	**1,194,511**	1,204,891	**9,954,258**
Minority interests	**156,245**	181,389	**1,302,042**
Stockholders' equity:			
Common stock			
Authorized 2,000,000,000 shares; issued 879,136,244 shares in 2002 and 876,282,332 shares in 2001 (notes 9 and 13)	**167,242**	165,287	**1,393,683**
Additional paid-in capital (notes 9 and 13)	**394,088**	392,456	**3,284,067**
Legal reserve (note 14)	**38,803**	38,330	**323,359**
Retained earnings (notes 12 and 14)	**1,164,445**	997,848	**9,703,708**
Accumulated other comprehensive income (loss) (notes 4, 11, 12, 16 and 18)	**(166,467)**	(135,168)	**(1,387,225)**
Treasury stock, at cost 1,373,557 shares in 2002 and 69,889 shares in 2001	**(6,161)**	(277)	**(51,342)**
Total stockholders' equity	**1,591,950**	1,458,476	**13,266,250**
Commitments and contingent liabilities (note 19)			
Total liabilities and stockholders' equity	**¥2,942,706**	2,844,756	**$24,522,550**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2002, 2001 and 2000

	Millions of yen			Thousands of U.S. dollars (note 2)
	2002	2001	2000	**2002**
Net sales	**¥ 2,940,128**	2,907,573	2,696,420	**$ 24,501,067**
Cost of sales	**1,540,097**	1,626,959	1,577,461	**12,834,142**
Gross profit	**1,400,031**	1,280,614	1,118,959	**11,666,925**
Selling, general and administrative expenses	**1,053,672**	998,775	884,828	**8,780,600**
Operating profit	**346,359**	281,839	234,131	**2,886,325**
Other income (deductions):				
Interest and dividend income	**9,198**	9,571	11,428	**76,650**
Interest expense	**(6,788)**	(10,712)	(15,018)	**(56,567)**
Other, net	**(18,752)**	868	(3,345)	**(156,266)**
	(16,342)	(273)	(6,935)	**(136,183)**
Income before income taxes and minority interests	**330,017**	281,566	227,196	**2,750,142**
Income taxes (note 12)	**134,703**	115,154	87,197	**1,122,525**
Income before minority interests	**195,314**	166,412	139,999	**1,627,617**
Minority interests	**4,577**	2,543	5,911	**38,142**
Income before cumulative effect of change in accounting principle	**190,737**	163,869	134,088	**1,589,475**
Cumulative effect of change in accounting principle, net of tax (note 1(r))	**—**	3,692	—	**—**
Net income	**¥ 190,737**	167,561	134,088	**$ 1,589,475**

	Yen			U.S. dollars (note 2)
Earnings per share (notes 1(t) and 17):				
Basic:				
Income before cumulative effect of change in accounting principle	**¥ 217.56**	187.07	153.66	**$ 1.81**
Cumulative effect of change in accounting principle	**—**	4.22	—	**—**
Net income	**217.56**	191.29	153.66	**1.81**
Diluted:				
Income before cumulative effect of change in accounting principle	**¥ 214.80**	184.55	151.51	**$ 1.79**
Cumulative effect of change in accounting principle	**—**	4.15	—	**—**
Net income	**214.80**	188.70	151.51	**1.79**
Dividends per common share (note 14)	**¥ 30.00**	25.00	21.00	**$ 0.25**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended December 31, 2002, 2001 and 2000

	Millions of yen			Thousands of U.S. dollars (note 2)
	2002	2001	2000	**2002**
Common stock:				
Balance at beginning of year	¥ **165,287**	164,796	163,969	$ **1,377,392**
Conversion of convertible debt (notes 13 and 15)	**1,955**	491	668	**16,291**
Share issued for acquisition of minority interest (notes 13 and 15)	**–**	–	159	**–**
Balance at end of year	**167,242**	165,287	164,796	**1,393,683**
Additional paid-in capital:				
Balance at beginning of year	**392,456**	391,939	376,848	**3,270,467**
Conversion of convertible debt and other (notes 13 and 15)	**1,953**	517	661	**16,275**
Share issued for acquisition of minority interest (notes 13 and 15)	**1,052**	–	14,430	**8,767**
Capital transactions by consolidated subsidiaries	**(1,373)**	–	–	**(11,442)**
Balance at end of year	**394,088**	392,456	391,939	**3,284,067**
Legal reserve:				
Balance at beginning of year	**38,330**	35,584	33,518	**319,417**
Transfers from retained earnings (note 14)	**477**	2,746	2,066	**3,975**
Other	**(4)**	–	–	**(33)**
Balance at end of year	**38,803**	38,330	35,584	**323,359**
Retained earnings:				
Balance at beginning of year	**997,848**	853,177	735,975	**8,315,400**
Net income for the year	**190,737**	167,561	134,088	**1,589,475**
Cash dividends (note 14)	**(23,663)**	(20,144)	(14,820)	**(197,192)**
Transfers to legal reserve (note 14)	**(477)**	(2,746)	(2,066)	**(3,975)**
Balance at end of year	**1,164,445**	997,848	853,177	**9,703,708**
Accumulated other comprehensive income (loss) (notes 4, 11, 12, 16 and 18):				
Balance at beginning of year	**(135,168)**	(146,582)	(108,307)	**(1,126,400)**
Other comprehensive income (loss) for the year, net of tax	**(31,299)**	11,414	(38,275)	**(260,825)**
Balance at end of year	**(166,467)**	(135,168)	(146,582)	**(1,387,225)**
Treasury stock:				
Balance of begining of year	**(277)**	–	–	**(2,308)**
Purchase	**(5,844)**	(277)	–	**(49,034)**
Balance at end of year	**(6,161)**	(277)	–	**(51,342)**
Total stockholders' equity	¥ **1,591,950**	1,458,476	1,298,914	$ **13,266,250**

	2002	2001	2000	2002
Disclosure of comprehensive income:				
Net income for the year	¥ **190,737**	167,561	134,088	$ **1,589,475**
Other comprehensive income (loss) for the year, net of tax (note 16)	**(31,299)**	11,414	(38,275)	**(260,825)**
Total comprehensive income for the year	¥ **159,438**	178,975	95,813	$ **1,328,650**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2002, 2001 and 2000

	Millions of yen			Thousands of U.S. dollars (note 2)
	2002	2001	2000	**2002**
Net income	**¥ 190,737**	167,561	134,088	**$ 1,589,475**
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization	**165,260**	152,300	146,477	**1,377,167**
Loss on disposal of property, plant and equipment	**13,137**	20,323	14,080	**109,475**
Gain on securities contributed to retirement benefit trust (notes 4 and 11)	**–**	(15,536)	–	**–**
Deferred income taxes	**(1,788)**	2,172	(10,280)	**(14,900)**
Decrease (increase) in trade receivables	**(47,077)**	47,844	(52,751)	**(392,308)**
Decrease (increase) in inventories	**14,029**	73,858	(27,884)	**116,908**
Increase (decrease) in trade payables	**64,040**	(161,157)	100,588	**533,667**
Increase in income taxes	**14,935**	10,561	6,917	**124,458**
Increase in accrued expenses	**12,901**	2,177	21,343	**107,508**
Other, net	**22,776**	5,649	14,038	**189,800**
Net cash provided by operating activities	**448,950**	305,752	346,616	**3,741,250**
Cash flows from investing activities:				
Capital expenditure	**(198,702)**	(207,674)	(170,986)	**(1,655,850)**
Proceeds from sale of property, plant and equipment	**11,971**	10,224	5,752	**99,758**
Payment for purchase of available-for-sale securities	**(2,751)**	(9,225)	(3,082)	**(22,925)**
Proceeds from sale of available-for-sale securities	**1,099**	9,473	2,428	**9,158**
Payment for purchase of other investments	**(30,331)**	(2,452)	(14,702)	**(252,758)**
Other	**(11,506)**	7,062	(32,214)	**(95,883)**
Net cash used in investing activities	**(230,220)**	(192,592)	(212,804)	**(1,918,500)**
Cash flows from financing activities (note 15):				
Proceeds from long-term debt	**10,609**	7,417	17,358	**88,408**
Repayment of long-term debt	**(60,690)**	(40,423)	(32,529)	**(505,750)**
Decrease in short-term loans	**(101,125)**	(64,292)	(67,923)	**(842,708)**
Dividends paid (note 14)	**(23,663)**	(20,144)	(14,820)	**(197,192)**
Payment for purchase of treasury stock	**(5,884)**	(277)	–	**(49,033)**
Other	**(2,961)**	(3,509)	(2,683)	**(24,675)**
Net cash used in financing activities	**(183,714)**	(121,228)	(100,597)	**(1,530,950)**
Effect of exchange rate changes on cash and cash equivalents	**(19,979)**	20,340	(19,706)	**(166,492)**
Net change in cash and cash equivalents	**15,037**	12,272	13,509	**125,308**
Cash and cash equivalents at beginning of year	**506,234**	493,962	480,453	**4,218,617**
Cash and cash equivalents at end of year	**¥ 521,271**	506,234	493,962	**$ 4,343,925**
Cash paid during the year for:				
Interest	**¥ 6,890**	10,722	14,860	**$ 57,417**
Income taxes	**121,556**	102,421	90,560	**1,012,967**

See accompanying notes to consolidated financial statements.

(1) Basis of Presentation and Significant Accounting Policies

(a) Description of Business

The Company and subsidiaries (collectively "Canon") is a high-technology oriented company which operates globally and has numerous core businesses. Originally a 35mm camera maker, Canon is now one of the world's leading manufacturers in other fields, such as copying machines and computer peripherals, mainly laser beam and bubble jet printers. Canon's products also include business systems such as faxes, computers, micrographics and calculators. Canon's camera business consists mainly of SLR cameras, compact cameras, digital cameras and video camcorders. Optical related products include steppers and aligners used in semiconductor chip production, broadcasting lenses and medical equipment. Canon's sales in the year ended December 31, 2002 were distributed as follows: copying machines-32%, computer peripherals-35%, business systems-9%, cameras-16%, and optical and other products-8%.

Sales are made principally under the Canon brand name, almost entirely through sales subsidiaries. These subsidiaries are responsible for marketing and distribution and primarily sell to retail dealers in their geographical area. Approximately 73% of consolidated net sales in the year ended December 31, 2002 were generated outside Japan, with 34% in the Americas, 29% in Europe and 10% in other areas.

Canon's manufacturing operations are conducted primarily at 17 plants in Japan and 14 overseas plants which are located in the United States, Germany, France, Taiwan, China, Malaysia, Thailand, and Vietnam.

Canon sells laser beam printers on an OEM basis to Hewlett-Packard Co.; such sales constituted approximately 21% of consolidated sales for the year ended December 31, 2002.

(b) Basis of Presentation

The Company and its domestic subsidiaries maintain their books of account in conformity with financial accounting standards of Japan. Foreign subsidiaries maintain their books in conformity with financial accounting standards of the countries of their domicile.

The accompanying consolidated financial statements reflect the adjustments which management believes are necessary to conform them with accounting principles generally accepted in the United States of America.

(c) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries after elimination of all significant intercompany balances and transactions.

(d) Cash Equivalents

For purposes of the statements of cash flows, Canon considers all highly-liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

(e) Translation of Foreign Currencies

Foreign currency financial statements have been translated in accordance with Statement of Financial Accounting Standards No. 52 ("SFAS 52"), "Foreign Currency Translation". Under SFAS 52, assets and liabilities of the Company's subsidiaries located outside Japan are translated into Japanese yen at the rates of exchange in effect at the balance sheet date. Gains and losses resulting from translation of financial statements are excluded from the consolidated statement of income and are reported in other comprehensive income (loss). Income and expense items are translated at the average exchange rates prevailing during the year. Gains and losses resulting from other foreign currency transactions are included in other income (deductions).

(f) Marketable Securities and Investments

Canon classifies its debt and equity securities into one of three categories: trading, available-for-sale, or held-to-maturity securities. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which Canon has the ability and intent to hold the security until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale.

Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized.

(g) Inventories

Inventories are stated at the lower of cost or market. Cost is determined principally by the average method for domestic inventories and the first-in, first-out method for overseas inventories.

(h) Investments in Affiliated Companies

Of the investments in affiliated companies owned 20% to 50%, certain investments are accounted for on the equity basis and the others are carried at cost. Canon's equity in undistributed earnings of the latter companies is not significant.

Canon's share of the net earnings (loss) of companies carried at equity, included in other income (deductions), and dividends received from those companies for the years ended December 31, 2002, 2001 and 2000 are as follows:

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	**2002**
Net earnings (loss)	**¥ (3,521)**	(1,845)	10,817	**$ (29,342)**
Dividends received	**664**	401	67	**5,533**

(i) Impairment of Long-Lived Assets

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS 144 provides a single accounting model for long-lived assets to be disposed of. SFAS 144 also changes the criteria for classifying an asset as held for sale; and broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. Canon adopted SFAS 144 on January 1, 2002. The adoption of SFAS 144 did not have a material affect on Canon's consolidated financial position and results of operations.

In accordance with SFAS 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Prior to the adoption of SFAS 144, Canon accounted for long-lived assets in accordance with Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of".

(j) Depreciation

Depreciation is calculated principally by the declining-balance method over the estimated useful lives of the assets. The depreciation period ranges from 3 years to 60 years for buildings and 2 years to 20 years for machinery and equipment.

(k) Goodwill and Other Intangible Assets

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations", and Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets". SFAS 141 requires that the purchase method of accounting be used for all business combinations completed after June 30, 2001. SFAS 141 also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill. SFAS 142 requires that goodwill no longer be amortized, but instead tested for impairment at least annually. SFAS 142 also requires recognized intangible assets be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS 144. Any recognized intangible asset determined to have an indefinite useful life is not to be amortized, but instead tested for impairment until its life is determined to no longer be indefinite.

Canon adopted the provision of SFAS 141 and SFAS 142 on January 1, 2002. In connection with the transitional goodwill impairment evaluation, SFAS 142 required Canon to perform an assessment of whether there was an indication that goodwill is impaired as of the date of adoption. To accomplish this, Canon was required to identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. Canon was required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit within six months of January 1, 2002. To the extent the carrying amount of a reporting unit exceeded the fair value of the reporting unit, Canon would be required to perform the second step of the transitional impairment test, as this is an indication that the reporting unit goodwill may be impaired. The second step was required for three reporting units. In this step, Canon compared the implied fair values of the reporting units goodwill with the carrying amounts of the reporting units goodwill, both of which were measured as of the date of adoption. The implied fair values of goodwill were determined by allocating the fair values of the reporting units to all of the assets (recognized and unrecognized) and liabilities of the reporting units in a manner similar to a purchase price allocation, in accordance with SFAS 141. The residual fair value after this allocation was the implied fair values of the reporting units goodwill. Canon recognized impairment losses amounting to ¥503 million ($4,192 thousand) in the year ended December 31, 2002 since the carrying amounts of the reporting units goodwill exceeded their implied fair values.

Prior to the adoption of SFAS 142, goodwill was amortized on a straight-line basis over the expected periods to be benefited and assessed for recoverability by determining whether the amortization of the goodwill balance over its remaining life could be recovered through undiscounted future operating cash flows of the acquired operation. All other intangible assets were amortized on a straight-line basis over the expected periods to be benefited. The amount of goodwill and other intangible asset impairment, if any, was measured based on projected discounted future operating cash flows using a discount rate reflecting the Canon's average cost of funds.

(l) Income Taxes

Canon accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes". Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(m) Product Warranties

A liability for the estimated product warranty related cost is established at the time revenue is recognized and is included in accrued expenses. Estimates for accrued product warranty cost are primarily based on historical experience, and are affected by ongoing product failure rates, specific product class failures outside of the baseline experience, material usage and service delivery costs incurred in correcting a product failure.

(n) Employee Retirement and Severance Benefits

The Company and certain of its subsidiaries have various employee retirement and severance defined benefit plans covering substantially all employees who meet eligibility requirements (see note 11).

(o) Revenue Recognition

Canon recognizes revenue when persuasive evidence of an arrangement including title transfer exists, delivery has occurred, the sales price is fixed or determinable, and collectibility is probable. These criteria are met for mass-merchandising products such as printers and cameras at the time when the product is received by the customer based on the free-on-board destination sales terms, and for products with acceptance provisions such as steppers at the time when the product is received by the customer and the specific criteria of the product is demonstrated by Canon with only certain inconsequential or perfunctory work left to be performed by the customer.

(p) Research and Development and Advertising

The costs of research and development and advertising are expensed as incurred.

(q) Shipping and Handling Costs

Shipping and handling costs totaled ¥39,170 million ($326,417 thousand), ¥33,835 million and ¥31,633 million for the years ended December 31, 2002, 2001 and 2000, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

(r) Derivative Financial Instruments

On January 1, 2001, Canon adopted Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities" and No. 138 ("SFAS 138"), "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133". Both standards establish accounting and reporting standards for derivative instruments and for hedging activities, and require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

All derivatives are recognized on the consolidated balance sheet at their fair value. On the date the derivative contract is entered into, Canon designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair value" hedge), a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge), a foreign-currency fair-value or cash-flow hedge ("foreign currency" hedge), or a hedge of a net investment in a foreign operation. Canon formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the consolidated balance sheet or to specific firm commitments or forecasted transactions. Canon also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, Canon discontinues hedge accounting prospectively.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk are recorded in earnings. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income (loss), until earnings are affected by the variability in cash flows of the designated hedged item. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign-currency hedges are recorded in either earnings or other comprehensive income (loss), depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge. However, if a derivative is used as a hedge of a net investment in a foreign operation, its changes in fair value, to the extent effective as a hedge, are recorded in the cumulative translation adjustments account within other comprehensive income (loss).

Canon discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is dedesignated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, Canon continues to carry the derivative on the consolidated balance sheet at its fair value, and no longer adjusts the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, Canon continues to carry the derivative on the consolidated balance sheet at its fair value, removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the consolidated balance sheet and recognizes any gain or loss in earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, Canon continues to carry the derivative on the consolidated balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income (loss) are recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, Canon continues to carry the derivative at its fair value on the consolidated balance sheet, and recognizes any changes in its fair value in earnings.

Canon also uses certain derivative financial instruments which do not meet the hedging criteria of SFAS 133 and 138. Canon records these derivative financial instruments on the balance sheet at fair value. The changes in fair values are recorded in earnings immediately.

The cumulative effect adjustment upon the adoption of SFAS 133 and 138 on January 1, 2001, net of the related income tax effect, resulted in an increase to net income of approximately ¥3,692 million and a decrease to other comprehensive income (loss) of approximately ¥2,401 million.

Prior to the adoption of SFAS 133 and 138, derivative financial instruments that were designated and effective to hedge forecasted transactions for which there was no firm commitment were marked to market, and gains and losses on such derivatives were recorded in other income (deductions). Foreign currency derivative financial instruments generally qualified for hedge accounting if their maturity dates corresponded to hedged existing assets and liabilities denominated in foreign currencies, and gains and losses on such derivative financial instruments were recognized and recorded in other income (deductions) at end of year and at settlement, as were the offsetting foreign exchange losses and gains on the hedged items. Gains and losses on the hedging derivative financial instruments that were designated and effective as hedges of firm commitments were deferred and recognized in income when the sale of the hedged items occurred. Amounts receivable or payable under derivative financial instruments used to manage interest rate risks arising from financial assets and liabilities were recognized as a component of interest income or expense of such related underlying assets or liabilities.

(s) Issuance of Stock by Subsidiaries

The change in the Company's proportionate share of subsidiary equity resulting from issuance of stock by the subsidiaries is accounted for as an equity transaction.

(t) Earnings per Share

Basic earnings per share have been computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding during each year. Diluted earnings per share reflect the potential dilution and have been computed on the basis that all convertible debentures were converted at beginning of the year or at time of issuance (if later), and that all dilutive warrants were exercised (less the number of treasury shares assumed to be purchased from the proceeds using the average market price of the Company's common shares).

(u) Use of Estimates

The preparation of the consolidated financial statements requires management of Canon to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include valuation allowances for receivables, inventories and deferred tax assets; impairment of long-lived assets; environmental liabilities; valuation of derivative instruments; and assets and obligations related to employee benefits. Actual results could differ from those estimates.

(v) New Accounting Standards

In June 2001, the Financial Accounting Standards Board issued Financial Accounting Standards No. 143 ("SFAS 143"), "Accounting for Asset Retirement Obligations". SFAS 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset's useful life. Canon adopted the provisions of SFAS 143 on January 1, 2003. The adoption of SFAS 143 did not have a material effect on Canon's consolidated financial position and results of operations.

In June 2002, the Financial Accounting Standards Board issued Financial Accounting Standards No. 146 ("SFAS 146"), "Accounting for Costs Associated with Exit or Disposal Activities". SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities. It nullifies Emerging Issues Task Force Issue No. 94-3 ("EITF 94-3"), "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". The principal difference between SFAS 146 and EITF 94-3 relates to the recognition of a liability for a cost associated with an exit or disposal activity. SFAS 146 requires that a liability be recognized for those costs only when the liability is incurred, that is, when it meets the definition of a liability in the conceptual framework of the Financial Accounting Standards Board. SFAS 146 also establishes fair value as the objective for initial measurement of liabilities related to exit or disposal activities. Canon adopted the provision of SFAS 146 for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS 146 did not have a material effect on Canon's consolidated financial position and results of operations.

In November 2002, the Financial Accounting Standard Board also issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, as interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34". FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a rollforward of the entity's product warranty liabilities. Canon adopted the recognition provisions of FIN 45 prospectively to guarantees issued after December 31, 2002. The disclosure provisions of FIN 45 are effective for consolidated financial statements as of December 31, 2002. The adoption of FIN 45 did not have a material effect on Canon's consolidated financial position and results of operations.

In January 2003, the Emerging Issues Task Force also reached a final consensus on Issue 03-2 ("EITF 03-2"), "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities". EITF 03-2 addresses accounting for a transfer to the Japanese government of a substitutional portion of an Employees' Pension Fund plan ("EPF") which is a defined benefit pension plan established under the Welfare Pension Insurance Law. EITF 03-2 requires employers to account for the entire separation process of a substitutional portion from an entire plan (including a corporate portion) upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets as the culmination of a series of steps in a single settlement transaction. Under this approach, the difference between the fair value of the obligation and the assets required to be transferred to the government should be accounted for and separately disclosed as a subsidy. On March 1, 2003, subsequent to the date of the independent auditors' report, the applications, which were submitted by the Company and Canon Sales, Inc., the domestic consolidated subsidiary, for approval on February 14, 2003, were approved by the government for an exemption from the obligation to pay benefits for future employee service related to the substitutional portion. Management plans to submit another application for separation of the remaining substitutional portion (that is, the benefit obligation related to past services). After Canon's applications are approved by the government, the remaining benefit obligation of the substitutional portion (that amount earned by past services) as well as the related government-specified portion of the plan assets of the EPF will be transferred to the government. The effect on Canon's consolidated financial statements of the transfer has not yet been determined.

(w) Reclassification

Certain reclassification have been made to the prior years' consolidated financial statements to conform the presentation used for the year ended December 31, 2002.

(2) Financial Statement Translation

The consolidated financial statements presented herein are expressed in yen and, solely for the convenience of the reader, have been translated into United States dollars at the rate of ¥120 = U.S. $1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market on December 30, 2002. This translation should not be construed as a representation that the amounts shown could be converted into United States dollars at such rate.

(3) Foreign Operations

Amounts included in the consolidated financial statements relating to subsidiaries operating in foreign countries are summarized as follows:

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	**2002**
Total assets	**¥1,238,800**	1,074,856	1,016,908	**$ 10,323,333**
Net assets	**518,927**	482,986	381,553	**4,324,392**
Net sales	**2,151,062**	2,048,993	1,864,123	**17,925,517**
Net income	**58,883**	31,903	37,519	**490,692**

(4) Marketable Securities and Investments

Marketable securities and investments include available-for-sale securities. The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for such securities by major security type at December 31, 2002 and 2001 were as follows:

(Millions of yen)	Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
2002: Current:				
Available-for-sale:				
Japanese and foreign governmental bond securities	**¥ 59**	**2**	**–**	**61**
Corporate debt securities	**5,698**	**44**	**14**	**5,728**
Bank debt securities	**91**	**–**	**–**	**91**
Fund trusts	**220**	**90**	**–**	**310**
Equity securities	**1,194**	**–**	**129**	**1,065**
	¥ 7,262	**136**	**143**	**7,255**
Noncurrent:				
Available-for-sale:				
Japanese and foreign governmental bond securities	**¥ 220**	**7**	**–**	**227**
Corporate debt securities	**5,149**	**67**	**43**	**5,173**
Bank debt securities	**150**	**–**	**–**	**150**
Fund trusts	**2,302**	**–**	**193**	**2,109**
Equity securities	**5,263**	**2,628**	**880**	**7,011**
	¥13,084	**2,702**	**1,116**	**14,670**

(Millions of yen)	Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
2001: Current:				
Available-for-sale:				
Japanese and foreign governmental bond securities	¥ 55	–	–	55
Corporate debt securities	3,623	59	–	3,682
Bank debt securities	91	–	–	91
Equity securities	1,008	2	66	944
	¥ 4,777	61	66	4,772
Noncurrent:				
Available-for-sale:				
Japanese and foreign governmental bond securities	¥ 201	–	–	201
Corporate debt securities	5,553	267	–	5,820
Fund trusts	1,891	82	2	1,971
Equity securities	6,430	5,635	646	11,419
	¥14,075	5,984	648	19,411

(Thousands of U.S. dollars)	Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
2002: Current:				
Available-for-sale:				
Japanese and foreign governmental bond securities	**$ 492**	**16**	**—**	**508**
Corporate debt securities	**47,484**	**367**	**117**	**47,734**
Bank debt securities	**758**	**—**	**—**	**758**
Fund trusts	**1,833**	**750**	**—**	**2,583**
Equity securities	**9,950**	**—**	**1,075**	**8,875**
	$ 60,517	**1,133**	**1,192**	**60,458**
Noncurrent:				
Available-for-sale:				
Japanese and foreign governmental bond securities	**$ 1,833**	**59**	**—**	**1,892**
Corporate debt securities	**42,909**	**558**	**359**	**43,108**
Bank debt securities	**1,250**	**—**	**—**	**1,250**
Fund trusts	**19,183**	**—**	**1,608**	**17,575**
Equity securities	**43,858**	**21,900**	**7,333**	**58,425**
	$109,033	**22,517**	**9,300**	**122,250**

Net unrealized gains on available-for-sale securities, net of related taxes and minority interests, decreased by ¥1,732 million ($14,433 thousand), ¥13,603 million and ¥34,532 million in the years ended December 31, 2002, 2001 and 2000, respectively.

Maturities of marketable securities and investments classified as available-for-sale at December 31, 2002 were as follows:

	Millions of yen		Thousands of U.S. dollars	
	Cost	Fair Value	Cost	Fair Value
Due within one year	¥ 6,068	6,190	$ 50,567	51,583
Due after one year through five years	545	608	4,542	5,067
Due after five years	7,276	7,051	60,633	58,758
Equity securities	6,457	8,076	53,808	67,300
	¥20,346	21,925	$169,550	182,708

Proceeds from sale of available-for-sale securities were ¥1,099 million ($9,158 thousand), ¥9,473 million and ¥2,428 million in the years ended December 31, 2002, 2001 and 2000, respectively.

In June 2001, Canon contributed certain marketable equity securities, not including those of its subsidiaries and affiliated companies, to an established employee retirement benefit trust, with no cash proceeds thereon. The fair value of those securities at the time of contribution was ¥38,954 million. Upon contribution of those available-for-sale securities, the net unrealized gains amounting to ¥15,536 million were realized and were accounted for as "Other, net" in the consolidated statements of income.

Realized gains and losses during the years ended December 31, 2002 and 2000 were insignificant.

(5) Trade Receivables

Trade receivables are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Notes	**¥ 26,456**	43,563	**$ 220,467**
Accounts	**484,162**	424,163	**4,034,683**
	510,618	467,726	**4,255,150**
Less allowance for doubtful receivables	**12,031**	11,091	**100,258**
	¥ 498,587	456,635	**$ 4,154,892**

(6) Inventories

Inventories comprised the following:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Finished goods	**¥ 288,592**	323,910	**$ 2,404,933**
Work in process	**127,769**	106,255	**1,064,742**
Raw materials	**15,890**	18,135	**132,417**
	¥ 432,251	448,300	**$ 3,602,092**

(7) Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Land	**¥ 167,848**	157,251	**$ 1,398,733**
Buildings	**743,473**	691,661	**6,195,608**
Machinery and equipment	**962,037**	936,281	**8,016,975**
Construction in progress	**34,640**	61,039	**288,667**
	1,907,998	1,846,232	**15,899,983**
Less accumulated depreciation	**1,077,694**	1,025,107	**8,980,783**
	¥ 830,304	821,125	**$ 6,919,200**

(8) Goodwill and Other Intangible Assets

The components of acquired intangible assets excluding goodwill at December 31, 2002 and January 1, 2002 were as follows:

(Millions of yen)	As of December 31, 2002		As of January 1, 2002	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Intangible assets subject to amortization:				
Software	**¥106,664**	**74,971**	¥ 94,505	67,097
Other	**3,233**	**1,106**	3,341	1,088
Total	**¥109,897**	**76,077**	¥ 97,846	68,185

(Thousands of U.S. dollars)	As of December 31, 2002	
	Gross Carrying Amount	Accumulated Amortization
Intangible assets subject to amortization:		
Software	**$ 888,867**	**624,758**
Other	**26,941**	**9,217**
Total	**$ 915,808**	**633,975**

Intangible assets not subject to amortization at December 31, 2002 and January 1, 2002 were insignificant.

Aggregate amortization expense for the year ended December 31, 2002 is ¥6,288 million ($52,400 thousand). Estimated amortization expense for the next five years ending December 31 is: ¥9,807 million ($81,725 thousand) in 2003, ¥9,219 million ($76,825 thousand) in 2004, ¥6,131 million ($51,092 thousand) in 2005, ¥3,233 million ($26,942 thousand) in 2006, and ¥1,669 million ($13,908 thousand) in 2007.

The changes in the carrying amount of goodwill for the year ended December 31, 2002 were as follows:

	Millions of yen	Thousands of U.S. dollars
	2002	**2002**
Balance at beginning of year	**¥ 13,375**	**¥ 111,458**
Goodwill acquired during the year	**806**	**6,717**
Impairment losses	**(503)**	**(4,192)**
Translation adjustment	**(38)**	**(316)**
Balance at end of year	**¥ 13,640**	**¥ 113,667**

Due to a continuing negative trend in the business systems industries and semiconductor related market, operating profit and cash flows were lower than expected. In the year ended December 31, 2002, under the continuing negative trend, the majority of goodwill impairment loss of ¥503 million ($4,192 thousand) was recognized from the business system and optical and other products reporting units since the carrying amounts of the reporting units were greater than the fair value of the reporting units (as determined using the expected present value of future cash flows) and the carrying amounts of the reporting units goodwill exceeded the implied fair value of that goodwill.

Reconciliation of "Income before cumulative effect of change in accounting principle" and "Earnings per share before cumulative effect of change in accounting principle" to the amounts adjusted for the exclusion of goodwill amortization for the years ended December 31, 2002, 2001 and 2000 are as follows:

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	**2002**
Income before cumulative effect of change in accounting principle:				
Reported income before cumulative effect of change in accounting principle	**¥ 190,737**	163,869	134,088	**$ 1,589,475**
Add back: goodwill amortization (net of tax)	**–**	968	555	**–**
Adjusted income before cumulative effect of change in accounting principle	**¥ 190,737**	164,837	134,643	**$ 1,589,475**

	yen			U.S. dollars
	2002	2001	2000	**2002**
Basic earnings per share before cumulative effect of change in accounting principle:				
Reported income before cumulative effect of change in accounting principle	**¥ 217.56**	187.07	153.66	**$ 1.81**
Add back: goodwill amortization (net of tax)	**–**	1.11	0.64	**–**
Adjusted income before cumulative effect of change in accounting principle	**¥ 217.56**	188.18	154.30	**$ 1.81**
Diluted earnings per share before cumulative effect of change in accounting principle:				
Reported income before cumulative effect of change in accounting principle:	**¥ 214.80**	184.55	151.51	**$ 1.79**
Add back: goodwill amortizaion (net of tax)	**–**	1.08	0.62	**–**
Adjusted income before cumulative effect of change in accounting principle	**¥ 214.80**	185.63	152.13	**$ 1.79**

(9) Short-term Loans and Long-term Debt

Short-term loans consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Bank borrowings	¥ **47,742**	62,103	$ **397,850**
Acceptances payable by foreign subsidiaries	**6**	84,253	**50**
Long-term debt due within one year	**19,006**	53,748	**158,383**
	¥ **66,754**	200,104	$ **556,283**

The weighted average interest rates on short-term loans outstanding at December 31, 2002 and 2001 were 2.58% and 2.76%, respectively.

At December 31, 2002, unused short-term credit facilities for issuance of commercial paper amounted to ¥59,950 million ($499,583 thousand).

A substantial portion of the acceptances payable by foreign subsidiaries was secured by the subsidiaries' inventories and trade receivables.

Long-term debt consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Loans, principally from banks, maturing in installments through 2030; bearing weighted average interest of 2.09% and 3.93% at December 31, 2002 and 2001, respectively, partially secured by mortgage of property, plant and equipment	¥ **30,324**	37,850	$ **252,700**
2-1/20% Japanese yen notes, due 2002	**–**	5,000	**–**
2-3/5% Japanese yen notes, due 2002	**–**	20,479	**–**
1-7/50% Japanese yen notes, due 2002	**–**	2,000	**–**
1-3/5% Japanese yen notes, due 2002	**–**	10,000	**–**
2-3/10% Japanese yen notes, due 2003	**5,000**	5,000	**41,667**
1-53/100% Japanese yen notes, due 2003	**5,000**	5,000	**41,667**
2-23/40% Japanese yen notes, due 2004	**10,000**	10,000	**83,333**
2-1/40% Japanese yen notes, due 2004	**10,000**	10,000	**83,333**
1-22/25% Japanese yen notes, due 2005	**5,000**	5,000	**41,667**
2-19/20% Japanese yen notes, due 2007	**10,000**	10,000	**83,333**
2-27/100% Japanese yen notes, due 2008	**10,000**	10,000	**83,333**
1% Japanese yen convertible debentures, due 2002	**–**	3,825	**–**
1-2/10% Japanese yen convertible debentures, due 2005	**5,149**	5,172	**42,908**
1-3/10% Japanese yen convertible debentures, due 2008	**9,882**	9,948	**82,350**
	100,355	149,274	**836,291**
Less amount due within one year	**19,006**	53,748	**158,383**
	¥ **81,349**	95,526	$ **677,908**

The aggregate annual maturities of long-term debt outstanding at December 31, 2002 were as follows:

	Millions of yen	Thousands of U.S. dollars
2003	¥ 19,006	$ 158,383
2004	30,944	257,866
2005	16,474	137,283
2006	1,217	10,142
2007	10,262	85,517
Later years	22,452	187,100
	¥ 100,355	$ 836,291

Property, plant and equipment with a book value at December 31, 2002 of ¥9,416 million ($78,467 thousand) were mortgaged to secure long-term debt.

As is customary in Japan, both short-term and long-term bank loans are made under general agreements which provide that security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right to offset cash deposits against obligations that have become due or, in the event of default, against all obligations due the bank. Long-term agreements with lenders other than banks also generally provide that Canon must give additional security upon request of the lender.

The 1-2/10% Japanese yen convertible debentures due 2005 are currently convertible into approximately 3,440,000 shares of common stock at a conversion price of ¥1,497.00 ($12.48) per share. The debentures are redeemable at the option of the Company between January 1, 2003 and December 31, 2004 at premiums ranging from 2% to 1%, and at par thereafter, or, dependent on a particular circumstance, at par.

The 1-3/10% Japanese yen convertible debentures due 2008 are currently convertible into approximately 6,601,000 shares of common stock at a conversion price of ¥1,497.00 ($12.48) per share. The debentures are redeemable at the option of the Company between January 1, 2003 and December 31, 2007 at premiums ranging from 5% to 1%, and at par thereafter, or, dependent on a particular circumstance, at par.

(10) Trade Payables

Trade payables are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Notes	**¥ 62,894**	86,432	**$ 524,117**
Accounts	**345,570**	268,014	**2,879,750**
	¥ 408,464	354,446	**$ 3,403,867**

(11) Employee Retirement and Severance Benefits

The Company and certain of its subsidiaries have contributory and noncontributory defined benefit plans covering substantially all employees after one year of service. Other subsidiaries sponsor unfunded retirement and severance plans. Benefits payable under the plans are based on employee earnings and years of service. The contributory plans mainly represent the Employees' Pension Fund plans ("EPFs"), composed of the substitutional portions based on the pay-related part of the old age pension benefits prescribed by the Welfare Pension Insurance Law in Japan and the corporate portions based on contributory defined benefit pension arrangements established at the discretion of the Company and its subsidiaries.

Management considers that substitutional portions of the EPFs, which are administered by a board of trustees composed of management and labor representatives, represent welfare pension plans carried on behalf of the Japanese government. These contributory and noncontributory plans are funded in conformity with the funding requirements of applicable Japanese governmental regulations.

Net periodic benefit cost for Canon's employee retirement and severance defined benefit plans for the years ended December 31, 2002, 2001 and 2000 consisted of the following components:

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	**2002**
Service cost – benefits earned during the year	**¥ 39,206**	36,553	31,712	**$ 326,717**
Interest cost on projected benefit obligation	**19,270**	20,341	16,512	**160,583**
Expected return on plan assets	**(14,523)**	(13,636)	(9,834)	**(121,025)**
Net amortization	**11,841**	8,755	5,016	**98,675**
	¥ 55,794	52,013	43,406	**$ 464,950**
Weighted-average assumptions:				
Discount rate	**2.7%**	2.7%	3.0%	
Assumed rate of increase in future compensation levels	**3.4%**	3.3%	2.1%	
Expected long-term rate of return on plan assets	**3.5%**	3.5%	4.0%	

Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets are as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Change in benefit obligations:			
Benefit obligations at beginning of year	**¥ 718,091**	614,187	**$ 5,984,092**
Service cost	**39,206**	36,553	**326,717**
Interest cost	**19,270**	20,341	**160,583**
Plan participants' contributions	**3,825**	3,517	**31,875**
Amendments	**–**	(56,664)	**–**
Actuarial loss (gain)	**(1,916)**	69,352	**(15,967)**
Benefits paid	**(13,019)**	(9,816)	**(108,492)**
Other	**995**	40,621	**8,292**
Benefit obligations at end of year	**766,452**	718,091	**6,387,100**
Change in plan assets:			
Fair value of plan assets at beginning of year	**429,483**	338,223	**3,579,025**
Actual return on plan assets	**(33,813)**	(34,942)	**(281,775)**
Employer contributions	**33,661**	89,626	**280,508**
Plan participants' contributions	**3,825**	3,517	**31,875**
Benefits paid	**(13,019)**	(9,816)	**(108,492)**
Other	**1,505**	42,875	**12,542**
Fair value of plan assets at end of year	**421,642**	429,483	**3,513,683**
Funded status	**(344,810)**	(288,608)	**(2,873,417)**
Unrecognized actuarial loss	**329,240**	295,664	**2,743,667**
Unrecognized prior service cost	**(52,773)**	(56,664)	**(439,775)**
Unrecognized net transition obligation being recognized over 22 years	**4,988**	5,333	**41,567**
Net amount recognized	**¥ (63,355)**	(44,275)	**$ (527,958)**
Amounts recognized in the consolidated balance sheets consist of:			
Prepaid pension cost	**¥ 2,664**	1,394	**$ 22,200**
Accrued pension and serverance cost	**(285,129)**	(237,537)	**(2,376,075)**
Intangible assets	**144**	–	**1,200**
Accumulated other comprehensive income (loss), gross of tax	**218,966**	191,868	**1,824,717**
Net amount recognized	**¥ (63,355)**	(44,275)	**$ (527,958)**

Employer contributions for the year ended December 31, 2001 include contribution of equity securities to an employee pension trust. The fair value of those securities at the time of contribution was ¥38,954 million.

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were ¥709,881 million ($5,915,675 thousand), ¥650,339 million ($5,419,492 thousand) and ¥369,777 million ($3,081,475 thousand) as of December 31, 2002.

Directors and certain employees are not covered by the programs described above. Benefits paid to such persons and meritorious service payments are charged to income as paid, since amounts vary with circumstances, and it is therefore not practicable to compute the liability for future payments.

(12) Income Taxes

Total income taxes were allocated as follows:

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	**2002**
Income before income taxes and minority interests	**¥ 134,703**	115,154	87,197	**$ 1,122,525**
Stockholders' equity – accumulated other comprehensive income (loss):				
Foreign currency translation adjustments	**2,387**	(684)	1,387	**19,892**
Net unrealized gains and losses on securities	**(1,188)**	(11,692)	(25,457)	**(9,900)**
Net losses on derivative instruments	**1,513**	(1,755)	–	**12,608**
Minimum pension liability adjustments	**(10,680)**	(26,592)	(19,365)	**(89,000)**
	¥ 126,735	74,431	43,762	**$ 1,056,125**

Domestic and foreign components of income before income taxes and minority interests ("Income before income taxes"), and the current and deferred income tax expense (benefit) attributable to such income before income taxes are summarized as follows:

	Millions of yen		
	Japanese	Foreign	Total
2002: Income before income taxes	**¥ 237,677**	**92,340**	**330,017**
Income taxes:			
Current	**¥ 109,102**	**27,389**	**136,491**
Deferred	**(7,212)**	**5,424**	**(1,788)**
	¥ 101,890	**32,813**	**134,703**
2001: Income before income taxes	¥ 230,456	51,110	281,566
Income taxes:			
Current	¥ 95,664	17,318	112,982
Deferred	(1,738)	3,910	2,172
	¥ 93,926	21,228	115,154
2000: Income before income taxes	¥ 166,074	61,122	227,196
Income taxes:			
Current	¥ 78,832	18,645	97,477
Deferred	(14,584)	4,304	(10,280)
	¥ 64,248	22,949	87,197

	Thousands of U.S. dollars		
	Japanese	Foreign	Total
2002: Income before income taxes	**$ 1,980,642**	**769,500**	**2,750,142**
Income taxes:			
Current	**$ 909,183**	**228,242**	**1,137,425**
Deferred	**(60,100)**	**45,200**	**(14,900)**
	$ 849,083	**273,442**	**1,122,525**

The Company and its domestic subsidiaries are subject to a number of taxes based on income, which in the aggregate resulted in a normal tax rate of approximately 42.0%.

A reconciliation of the Japanese normal income tax rate and the effective income tax rate as a percentage of income before income taxes is as follows:

	2002	2001	2000
Japanese normal income tax rate	**42.0%**	42.0%	42.0%
Increase (reduction) in income taxes resulting from:			
Expenses not deductible for tax purposes	**0.5**	1.4	0.9
Tax benefits not recognized on operating losses of subsidiaries	**0.2**	0.9	0.9
Income of foreign subsidiaries taxed at lower than Japanese normal tax rate	**(2.5)**	(2.0)	(1.9)
Tax credit for increased research and development expenses	**(1.6)**	(2.1)	(1.3)
Other	**2.2**	0.7	(2.2)
Effective income tax rate	**40.8%**	40.9%	38.4%

Net deferred income tax assets and liabilities are reflected on the accompanying consolidated balance sheets under the following captions:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Prepaid expenses and other current assets	**¥ 85,379**	82,951	**$ 711,491**
Other assets	**170,673**	160,821	**1,422,275**
Other current liabilities	**(1,213)**	(1,517)	**(10,108)**
Other noncurrent liabilities	**(16,120)**	(10,234)	**(134,333)**
	¥ 238,719	232,021	**$ 1,989,325**

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2002 and 2001 are presented below:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Deferred tax assets:			
Inventories – intercompany profits and write-downs	**¥ 55,806**	49,754	**$ 465,050**
Accrued business tax	**6,794**	6,146	**56,617**
Accrued pension and severance cost	**42,253**	39,941	**352,108**
Minimum pension liability adjustments	**97,454**	87,524	**812,117**
Property, plant and equipment – intercompany profits	**3,375**	3,715	**28,125**
Research and development – costs capitalized for tax purposes	**21,215**	23,067	**176,792**
Depreciation	**14,699**	13,828	**122,492**
Net operating losses carried forward	**6,119**	8,989	**50,992**
Other	**42,269**	52,647	**352,241**
Total gross deferred tax assets	**289,984**	285,611	**2,416,534**
Less valuation allowance	**9,683**	12,875	**80,692**
Net deferred tax assets	**280,301**	272,736	**2,335,842**
Deferred tax liabilities:			
Land including deferred gain on sale	**(2,540)**	(3,028)	**(21,167)**
Unamortized debt issuance cost	**(141)**	(205)	**(1,175)**
Accounts receivable – allowance for doubtful accounts	**(1,132)**	(990)	**(9,433)**
Undistributed earnings of foreign subsidiaries and affiliated companies	**(10,563)**	(5,472)	**(88,025)**
Net unrealized gains on securities	**(400)**	(2,247)	**(3,333)**
Other	**(26,806)**	(28,773)	**(223,384)**
Total gross deferred tax liabilities	**(41,582)**	(40,715)	**(346,517)**
Net deferred tax assets	**¥ 238,719**	232,021	**$ 1,989,325**

The valuation allowance for deferred tax assets as of January 1, 2001 was ¥6,367 million. The net change in the total valuation allowance for the years ended December 31, 2002 and 2001 was a decrease of ¥3,192 million ($26,600 thousand) and an increase of ¥6,508 million, respectively.

Based upon the level of historical taxable income and projections for future taxable income over the periods which the net deductible temporary differences are expected to reverse, management believes it is more likely than not Canon will realize the benefits of these deferred tax assets, net of the existing valuation allowances at December 31, 2002.

At December 31, 2002, Canon had net operating losses carried forward for income tax purposes of approximately ¥17,291 million ($144,092 thousand) which were available to reduce future income taxes, if any. Approximately ¥16,929 million ($141,075 thousand) of the operating losses expire through 2007 while the remainder have an indefinite carry forward period.

Income taxes have not been accrued on undistributed income of domestic subsidiaries and affiliated companies as distributions of such income are not taxable under present circumstances.

Canon has not recognized deferred tax liabilities of approximately ¥34,534 million ($287,783 thousand) for the portion of undistributed earnings of foreign subsidiaries that arose in the year ended December 31, 2002 and prior years because Canon currently does not expect those unremitted earnings to reverse and become taxable to the Company in the foreseeable future. Deferred tax liabilities will be recognized when Canon expects that it will recover those undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investments. As of December 31, 2002, such undistributed earnings of these subsidiaries were approximately ¥373,724 million ($3,114,367 thousand).

(13) Common Stock

During the years ended December 31, 2002, 2001 and 2000, the Company issued 2,853,912 shares, 655,309 shares and 4,071,325 shares of common stock, respectively. The issuance of 243,360 shares during the year ended December 31, 2002 was in connection with the acquisition of the outstanding minority ownership interest of 37% of Canon Components, Inc. The acquisition of the minority interest was consummated on May 1, 2002, whereby Canon Components Inc. became a wholly-owned subsidiary of the Company. The issuance of 3,176,373 shares during the year ended December 31, 2000 was in connection with the acquisition of the outstanding minority ownership interest of Canon Chemicals Inc. The acquisition of the minority interest was consummated on November 7, 2000, whereby Canon Chemicals Inc. became a wholly-owned subsidiary of the Company. The remaining issuance of the shares of the Company was in connection with conversion of convertible debt. Conversion into common stock of convertible debt issued subsequent to October 1, 1982 was accounted for by crediting one-half of the conversion price and exercise price to each of the common stock account and the additional paid-in capital account.

(14) Legal Reserve and Cash Dividends

The Japanese Commercial Code, amended effective on October 1, 2001, provides that an amount equal to at least 10% of appropriations paid in cash be appropriated as a legal reserve until an aggregated amount of additional paid-in capital and the legal reserve equals 25% of common stock. Certain foreign subsidiaries are also required to appropriate their earnings to legal reserves under the laws of the respective countries. Canon's equity in retained earnings or deficit of affiliated companies owned 20% to 50% accounted for on the equity basis aggregating positive ¥6,535 million ($54,458 thousand) at December 31, 2002 is included in retained earnings.

Cash dividends and appropriations to the legal reserve charged to retained earnings during the years ended December 31, 2002, 2001 and 2000 represent dividends paid out during those years and the related appropriations to the legal reserve. Provision has not been made in the accompanying consolidated financial statements for the dividend for the second half year of ¥17.50 ($0.15) per share, aggregating ¥15,361 million ($128,008 thousand), subsequently proposed by the Board of Directors in respect of the year ended December 31, 2002.

Cash dividends per common share are computed based on dividends declared with respect to earnings for the periods.

The amount available for dividends under the Japanese Commercial Code is based on the amount recorded in the Company's nonconsolidated books of account in accordance with financial accounting standards of Japan. The adjustments included in the accompanying consolidated financial statements to have them conform with accounting principles generally accepted in the United States of America, but not recorded in the books of account, have no effect on the determination of retained earnings available for dividends under the Japanese Commercial Code. The amount available for dividends in the Company's nonconsolidated books of account under the Japanese Commercial Code amounted to ¥746,101 million ($6,217,508 thousand) at December 31, 2002.

(15) Noncash Financing Activities

In the years ended December 31, 2002, 2001 and 2000, common stock and additional paid-in capital arising from conversion of convertible debt amounted to ¥3,908 million ($32,567 thousand), ¥981 million and ¥1,335 million, respectively.

As a result of the acquisition of the outstanding minority ownership interest of Canon Components Inc. during the year ended December 31, 2002, goodwill classified as other assets and additional paid-in capital increased by ¥795 million ($6,625 thousand) and ¥1,052 million ($8,767 thousand), respectively, and also minority interests decreased by ¥257 million ($2,142 thousand).

As a result of the acquisition of the outstanding minority ownership interest of Canon Chemicals Inc. during the year ended December 31, 2000, goodwill classified as other assets, common stock and additional paid-in capital increased by ¥4,116 million, ¥159 million and ¥14,430 million, respectively, and also minority interests decreased by ¥10,473 million.

(16) Other Comprehensive Income (Loss)

Change in accumulated other comprehensive income (loss) is as follows:

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	**2002**
Foreign currency translation adjustments:				
Balance at beginning of year	**¥ (52,660)**	(104,149)	(127,148)	**$ (438,833)**
Adjustments for the year	**(15,864)**	51,489	22,999	**(132,200)**
Balance at end of year	**(68,524)**	(52,660)	(104,149)	**(571,033)**
Net unrealized gains and losses on securities:				
Balance at beginning of year	**564**	14,167	48,699	**4,700**
Adjustments for the year	**(1,732)**	(13,603)	(34,532)	**(14,433)**
Balance at end of year	**(1,168)**	564	14,167	**(9,733)**
Net losses on derivative instruments:				
Balance at beginning of year	**(2,423)**	–	–	**(20,191)**
Adjustments for the year	**2,089**	(2,423)	–	**17,408**
Balance at end of year	**(334)**	(2,423)	–	**(2,783)**
Minimum pension liability adjustments:				
Balance at beginning of year	**(80,649)**	(56,600)	(29,858)	**(672,076)**
Adjustments for the year	**(15,792)**	(24,049)	(26,742)	**(131,600)**
Balance at end of year	**(96,441)**	(80,649)	(56,600)	**(803,676)**
Total accumulated other comprehensive income (loss):				
Balance at beginning of year	**(135,168)**	(146,582)	(108,307)	**(1,126,400)**
Adjustments for the year	**(31,299)**	11,414	(38,275)	**(260,825)**
Balance at end of year	**¥ (166,467)**	(135,168)	(146,582)	**$ (1,387,225)**

Tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments are as follows:

	Millions of yen		
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
2002:			
Foreign currency translation adjustments:			
Amount arising during the year	**¥ (13,521)**	**(2,908)**	**(16,429)**
Reclassification adjustments for gains and losses realized in net income	**44**	**521**	**565**
Net change during the year	**(13,477)**	**(2,387)**	**(15,864)**
Net unrealized gains and losses on securities:			
Amount arising during the year	**(2,331)**	**872**	**(1,459)**
Reclassification adjustments for gains and losses realized in net income	**(589)**	**316**	**(273)**
Net change during the year	**(2,920)**	**1,188**	**(1,732)**
Net losses on derivative instruments:			
Amount arising during the year	**(1,052)**	**442**	**(610)**
Reclassification adjustments for gains and losses realized in net income	**4,654**	**(1,955)**	**2,699**
Net change during the year	**3,602**	**(1,513)**	**2,089**
Minimum pension liability adjustments	**(26,472)**	**10,680**	**(15,792)**
Other comprehensive income (loss)	**¥ (39,267)**	**7,968**	**(31,299)**
2001:			
Foreign currency translation adjustments:			
Amount arising during the year	¥ 50,823	684	51,507
Reclassification adjustments for gains and losses realized in net income	(18)	—	(18)
Net change during the year	50,805	684	51,489
Net unrealized gains and losses on securities:			
Amount arising during the year	(8,434)	4,535	(3,899)
Reclassification adjustments for gains and losses realized in net income	(16,861)	7,157	(9,704)
Net change during the year	(25,295)	11,692	(13,603)
Net losses on derivative instruments:			
Amount arising during the year	(11,146)	4,681	(6,465)
Reclassification adjustments for gains and losses realized in net income	6,968	(2,926)	4,042
Net change during the year	(4,178)	1,755	(2,423)
Minimum pension liability adjustments	(50,641)	26,592	(24,049)
Other comprehensive income (loss)	¥ (29,309)	40,723	11,414
2000:			
Foreign currency translation adjustments:			
Amount arising during the year	¥ 25,581	(1,392)	24,189
Reclassification adjustments for gains and losses realized in net income	(1,195)	5	(1,190)
Net change during the year	24,386	(1,387)	22,999
Net unrealized gains and losses on securities:			
Amount arising during the year	(57,484)	24,409	(33,075)
Reclassification adjustments for gains and losses realized in net income	(2,505)	1,048	(1,457)
Net change during the year	(59,989)	25,457	(34,532)
Minimum pension liability adjustments	(46,107)	19,365	(26,742)
Other comprehensive income (loss)	¥ (81,710)	43,435	(38,275)

	Thousands of U.S. dollars		
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
2002:			
Foreign currency translation adjustments:			
Amount arising during the year	**$ (112,675)**	**(24,233)**	**(136,908)**
Reclassification adjustments for gains and losses realized in net income	**367**	**4,341**	**4,708**
Net change during the year	**(112,308)**	**(19,892)**	**(132,200)**
Net unrealized gains and losses on securities:			
Amount arising during the year	**(19,425)**	**7,267**	**(12,158)**
Reclassification adjustments for gains and losses realized in net income	**(4,908)**	**2,633**	**(2,275)**
Net change during the year	**(24,333)**	**9,900**	**(14,433)**
Net losses on derivative instruments:			
Amount arising during the year	**(8,767)**	**3,683**	**(5,084)**
Reclassification adjustments for gains and losses realized in net income	**38,783**	**(16,291)**	**22,492**
Net change during the year	**30,016**	**(12,608)**	**17,408**
Minimum pension liability adjustments	**(220,600)**	**89,000**	**(131,600)**
Other comprehensive income (loss)	**$ (327,225)**	**66,400**	**(260,825)**

(17) Earnings per Share

A reconciliation of the numerators and denominators of basic and diluted earnings per share for "Income before cumulative effect of change in accounting principle" computations is as follows:

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	**2002**
Income before cumulative effect of change in accounting principle	¥ **190,737**	163,869	134,088	**$ 1,589,475**
Effect of dilutive securities:				
1% Japanese yen convertible debentures, due 2002	**26**	40	45	**217**
1-2/10% Japanese yen convertible debentures, due 2005	**48**	48	50	**400**
1-3/10% Japanese yen convertible debentures, due 2008	**91**	91	91	**758**
Diluted income before cumulative effect of change in accounting principle	¥ **190,902**	164,048	134,274	**$ 1,590,850**

	Number of shares		
Average common shares outstanding	**876,716,443**	875,960,380	872,606,481
Effect of dilutive securities:			
1% Japanese yen convertible debentures, due 2002	**1,952,315**	2,859,462	3,322,850
1-2/10% Japanese yen convertible debentures, due 2005	**3,446,071**	3,461,229	3,629,772
1-3/10% Japanese yen convertible debentures, due 2008	**6,624,428**	6,646,369	6,687,888
Other	**—**	—	3,937
Diluted common shares outstanding	**888,739,257**	888,927,440	886,250,928

	Yen			U.S. dollars
Earnings per share before cumulative effect of change in accounting principle:				
Basic	¥ **217.56**	187.07	153.66	**$ 1.81**
Diluted	**214.80**	184.55	151.51	**1.79**

The computation of diluted net income per share for the year ended December 31, 2001 uses the same average common shares outstanding used for the computation of diluted net income per share before cumulative effect of accounting change, and reflects the effect of dilutive securities in diluted net income.

(18) Derivatives and Hedging Activities

Risk management policy

Canon operates internationally which exposes Canon to the risk of changes in foreign exchange rates and interest rates. Derivative financial instruments are comprised principally of foreign exchange contracts and interest rate swaps utilized by the Company and certain of its subsidiaries to reduce these risks. Canon assesses foreign currency exchange rate risk and interest rate risk by continually monitoring changes in these exposures and by evaluating hedging opportunities. Canon does not hold or issue derivative financial instruments for trading purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations, because most of the counterparties are internationally recognized financial institutions and contracts are diversified into a number of major financial institutions.

Foreign currency exchange rate risk management

The major manufacturing bases of Canon are located in Japan and Asia. The sales generated from overseas are mainly denominated in U.S. dollar or Euro. Therefore, Canon's international operations expose Canon to the risk of changes in foreign currency. Canon uses foreign exchange contracts to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollar and Euro into Japanese yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales which are denominated in foreign currencies. In accordance with Canon's policy, a specific portion of foreign currency exposure resulting from forecasted intercompany sales are hedged using foreign exchange contracts which principally mature within three months.

Interest rate risk management

Canon's exposure to the market risk of changes in interest rates relates primarily to its debt obligations. The fixed-rate debt obligations expose Canon to variability in their fair values due to change in interest rates. To manage the variability in the fair values caused by interest rate changes, Canon enters into interest rate swaps, when it is determined to be appropriate based on market conditions. The interest rate swaps change the fixed-rate debt obligations to variable-rate debt obligations by entering into receive-fixed, pay-variable interest rate swaps. The hedging relationship between the interest rate swaps and its hedged debt obligations is highly effective in achieving offsetting changes in fair values resulting from interest rate risk.

Fair value hedge

Derivative financial instruments designated as fair value hedges principally relate to interest rate swaps associated with fixed rate debt obligations. Changes in fair values of the hedged debt obligations and derivative instruments designated as fair value hedges of these debt obligations are recognized in other income (deductions). There is no hedging ineffectiveness or net gains or losses excluded from the assessment of hedge effectiveness for the years ended December 31, 2002 and 2001 as the critical terms of the interest rate swaps match the terms of the hedged debt obligations.

Cash flow hedge

Changes in the fair value of foreign exchange contracts designated and qualifying as cash flow hedges of forecasted intercompany sales are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (deductions) in the same period as the hedged items affect earnings. All the accumulated other comprehensive income (loss) at end of year are substantially expected to be recognized in earnings over the next twelve months. Canon excludes the time value component of the hedging instruments from the assessment of hedge effectiveness.

The effective portions of changes in the fair value of foreign exchange contracts designated as cash flow hedges and reported in accumulated other comprehensive income (loss), net of the related tax effect, are losses of ¥610 million ($5,084 thousand) and ¥6,465 million for the years ended December 31, 2002 and 2001. The amounts which were reclassified out of accumulated other comprehensive income (loss) into other income (deductions), net of the related tax effect, are net losses of ¥2,699 million ($22,492 thousand) and ¥4,042 million for the years ended December 31, 2002 and 2001. The amounts of the hedging ineffectiveness is not material for the years ended December 31, 2002 and 2001. The sum of the amount of net gains or losses excluded from the assessment of hedge effectiveness which are also recorded in other income (deductions), net of the related tax effect, are net gains of ¥668 million ($5,567 thousand) and ¥1,907 million for the years ended December 31, 2002 and 2001.

Canon has entered into certain foreign exchange contracts which do not meet the hedging criteria of SFAS 133 and 138. Canon records these foreign exchange contracts on the balance sheet at fair value. The changes in fair values are recorded in earnings immediately. The notional amounts of those foreign exchange contracts were ¥362,276 million ($3,018,967 thousand) and ¥202,932 million at December 31, 2002 and 2001.

Canon has entered into certain interest rate swap agreements which do not meet the hedging criteria of SFAS 133 and 138. Canon records these interest rate swap agreements on the balance sheet at fair value. The changes in fair values are recorded in earnings immediately. The notional amounts of those interest rate swap agreements were ¥57,270 million ($477,250 thousand) and ¥62,788 million at December 31, 2002 and 2001. Canon recognized net losses related to those interest rate swaps in the amount of ¥1,738 million ($14,483 thousand) and ¥2,521 million for the years ended December 31, 2002 and 2001 and classified such amount in other income (deductions).

Contract amounts of foreign exchange contracts and interest rate swaps at December 31, 2002 and 2001 are set forth below:

	Millions of yen			
	U.S. dollars	Euro	Other	Total
2002:				
To sell foreign currencies	**¥ 262,408**	**138,631**	**21,757**	**422,796**
To buy foreign currencies	**3,586**	**2,307**	**759**	**6,652**
Receive-fixed interest rate swaps	**–**	**–**	**180**	**180**
Pay-fixed interest rate swaps	**56,019**	**1,251**	**–**	**57,270**
2001:				
To sell foreign currencies	¥ 117,810	115,475	17,603	250,888
To buy foreign currencies	11,554	1,593	596	13,743
Receive-fixed interest rate swaps	–	–	21,548	21,548
Pay-fixed interest rate swaps	62,788	–	–	62,788

	Thousands of U.S. dollars			
	U.S. dollars	Euro	Other	Total
2002:				
To sell foreign currencies	**$ 2,186,733**	**1,155,259**	**181,308**	**3,523,300**
To buy foreign currencies	**29,883**	**19,225**	**6,325**	**55,433**
Receive-fixed interest rate swaps	**–**	**–**	**1,500**	**1,500**
Pay-fixed interest rate swaps	**466,825**	**10,425**	**–**	**477,250**

(19) Commitments and Contingent Liabilities

Canon provides guarantees to third parties of bank loans of its employees, affiliated and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees for the affiliated and other companies are made to ensure that those companies operate with less risk of finance. For each guarantee provided, Canon would have to perform under the guarantee, if they default on a payment within the contract periods of 1 year to 30 years for the employees with housing loans and of 1 year to 15 years for the affiliated and other companies. The maximum amount of undiscounted payments Canon would have to make in the event of default is ¥49,919 million ($415,992 thousand) at December 31, 2002. The carrying amounts of the liabilities recognized for Canon's obligations as a guarantor under those guarantees at December 31, 2002 were insignificant. Certain of those guarantees secured by guarantees issued to Canon by other parties amounted to ¥1,094 million ($9,117 thousand) at December 31, 2002.

Canon Inc. and its consolidated subsidiaries provide guarantees to third parties of certain obligations of their consolidated subsidiaries. At December 31, 2002, these guarantees amounted to ¥23,634 million ($196,950 thousand). To a lesser extent, consolidated subsidiaries provide guarantees to third parties of obligations of other consolidated subsidiaries. All intercompany guarantees are eliminated in consolidation and therefore are not reflected in the above figure.

At December 31, 2002, commitments outstanding for the purchase of property, plant and equipment approximated ¥29,539 million ($246,158 thousand).

Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits made under such arrangements aggregated ¥18,133 million ($151,108 thousand) and ¥18,700 million at December 31, 2002 and 2001, respectively, and are reflected in noncurrent receivables on the accompanying consolidated balance sheets.

Canon is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on Canon's consolidated financial position, results of operations, or cash flows.

Future minimum lease payments required under noncancellable operating leases that have initial or remaining lease terms in excess of one year as of December 31, 2002 are as follows:

Year ending December 31:	Millions of yen	Thousands of U.S. dollars
2003	¥ 10,490	$ 87,417
2004	7,315	60,958
2005	5,798	48,317
2006	4,511	37,592
2007	4,065	33,875
Later years	6,472	53,933
Total future minimum lease payments	¥ 38,651	$322,092

Canon also issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Change in accrued product warranty cost for the year ended December 31, 2002 is summarized as follows:

	Millions of yen	Thousands of U.S. dollars
Balance at beginning of year	¥ 7,038	$ 58,650
Addition	8,351	69,592
Utilization	(7,763)	(64,692)
Other	(110)	(917)
Balance at end of year	¥ 7,516	$ 62,633

(20) Disclosures about the Fair Value of Financial Instruments

Cash and cash equivalents, Trade receivables, Short-term loans, Trade payables, Accrued expenses

The carrying amount approximates fair value because of the short maturity of these instruments.

Marketable securities and Investments

The fair values of Canon's marketable securities and investments are based on quoted market prices.

Noncurrent receivables

The fair values of Canon's noncurrent receivables are based on the present value of future cash flows through estimated maturity, discounted using estimated market discount rates. Their carrying amounts at December 31, 2002 and 2001 totaled ¥20,568 million ($171,400 thousand) and ¥21,125 million, respectively, which approximate fair values because of their short duration.

Long-term debt

The fair values of Canon's long-term debt instruments are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using Canon's current borrowing rate for similar debt instruments of comparable maturity.

Derivative financial instruments

The fair values of derivative financial instruments, consisting principally of foreign exchange contracts and interest rate swaps, all of which are used for purposes other than trading, are estimated by obtaining quotes from brokers.

The estimated fair values of Canon's financial instruments at December 31, 2002 and 2001 are summarized as follows:

	Millions of yen				Thousands of U.S. dollars	
	2002		2001		**2002**	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Nonderivatives:						
Assets:						
Marketable securities and Investments	**¥ 41,285**	**41,285**	38,061	38,061	**$ 344,042**	**344,042**
Liabilities:						
Long-term debt, including current installments	**(100,355)**	**(132,574)**	(149,274)	(189,577)	**(836,292)**	**(1,104,783)**
Derivatives relating to:						
Forecasted intercompany sales transactions:						
Assets	**808**	**808**	–	–	**6,733**	**6,733**
Liabilities	**(622)**	**(622)**	(4,402)	(4,402)	**(5,183)**	**(5,183)**
Trade receivables:						
Assets	**3,851**	**3,851**	493	493	**32,092**	**32,092**
Liabilities	**(2,938)**	**(2,938)**	(9,191)	(9,191)	**(24,483)**	**(24,483)**
Long-term debt, including current installments:						
Interest rate swaps:						
Assets	**1**	**1**	575	575	**8**	**8**
Liabilities	**(1,149)**	**(1,149)**	(1,463)	(1,463)	**(9,575)**	**(9,575)**

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(21) Supplementary Expense Information

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	**2002**
Research and development	**¥233,669**	218,616	194,552	**$1,947,242**
Depreciation of property, plant and equipment	**158,469**	147,286	144,043	**1,320,575**
Rent	**44,195**	47,558	42,963	**368,292**
Advertising	**71,725**	66,837	67,840	**597,708**
Exchange losses	**23,468**	14,801	20,195	**195,567**

INDEPENDENT AUDITORS' REPORT



The Board of Directors and Stockholders
Canon Inc.:

We have audited the accompanying consolidated balance sheets (expressed in yen) of Canon Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The segment information required to be disclosed in financial statements under accounting principles generally accepted in the United States of America is not presented in the accompanying consolidated financial statements. Foreign issuers are currently exempted from such disclosure requirement in Securities Exchange Act filings with the United States Securities and Exchange Commission.

In our opinion, except for the omission of the segment information as discussed in the third paragraph of this report, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Canon Inc. and subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1 of the notes to the consolidated financial statements, Canon Inc. and subsidiaries changed their method of accounting for derivative instruments and hedging activities in the year beginning January 1, 2001.

The accompanying consolidated financial statements have been translated into United States dollars solely for the convenience of the reader. We have recomputed the translation and, in our opinion, the consolidated financial statements expressed in yen have been translated into United States dollars on the basis set forth in note 2 of the notes to consolidated financial statements.

KPMG

Tokyo, Japan
January 28, 2003

MAJOR CONSOLIDATED SUBSIDIARIES

(As of December 31, 2002)

MANUFACTURING

Canon Electronics Inc.
Canon Aptex Inc.
Copyer Co., Ltd.
Canon N.T.C., Inc.
Canon Components, Inc.
Nisca Corporation
Canon Chemicals Inc.
Canon Precision Inc.
Oita Canon Inc.
Nagahama Canon Inc.
Oita Canon Materials Inc.
Optron, Inc.
Ueno Canon Materials Inc.
Canon Virginia, Inc.
South Tech, Inc.
Custom Integrated Technology, Inc.
Industrial Resource Technologies, Inc.
Canon Giessen GmbH
Canon Bretagne S.A.S.
Canon Inc., Taiwan
Canon Opto (Malaysia) Sdn. Bhd.
Canon Dalian Business Machines, Inc.
Canon Zhuhai, Inc.
Tianjin Canon Co., Ltd.
Guang-Dong United Optical Instrument Co., Ltd.
Canon Hi-Tech (Thailand) Ltd.
Canon Engineering (Thailand) Ltd.
Canon Electronic Business Machines (H.K.) Co., Ltd.
Canon Engineering Singapore Pte. Ltd.
Canon Engineering Hong Kong Co., Ltd.
Canon Vietnam Co., Ltd.
Canon (Suzhou) Inc.
Canon Zhongshan Business Machines Co., Ltd.

RESEARCH & DEVELOPMENT

Canon Development Americas, Inc.
Canon Research Centre Europe Ltd.
Canon Research Centre France S.A.S.
Canon Information Systems Research Australia Pty. Ltd.
Beijing Pecan Information System Co., Ltd.

MARKETING & OTHER

Canon Sales Co., Inc.
Canon System and Support Inc.
Canon Software Inc.
Canon U.S.A., Inc.
Canon Canada, Inc.
Canon Mexicana, S. de R.L. de C.V.
Canon Latin America, Inc.
Canon do Brasil Indústria e Comércio Limitada
Canon Chile, S.A.
Canon Panama, S.A.
Canon Argentina, S.A.
Canon Business Solution – Central, Inc.
Canon Business Solution – West, Inc.
Canon Business Solution – Southeast, Inc.
Canon Business Solution – Northeast, Inc.
Canon Financial Services, Inc.
Canon Information Technology Service, Inc.
Canon Europa N.V.
Canon Europe Ltd.
Canon (UK) Ltd.
Canon Deutschland GmbH
Canon France S.A.
Canon Communication & Image France S.A.
Canon Italia S.p.A.
Canon España S.A.
Canon S.A.
Canon Nederland N.V.
Canon Belgium N.V./S.A.
Canon (Schweiz) AG
Canon Gesellschaft m.b.H.
Canon Svenska AB
Canon Oy
Canon North-East Oy
Canon Norge A.S.
Cannon CEE GmbH
Canon Systems Management Europe Ltd.
Canon Australia Pty. Ltd.
Canon New Zealand Ltd.
Canon Finance Australia Ltd.
Canon Finance New Zealand Ltd.
Canon Singapore Pte. Ltd.
Canon Hongkong Co., Ltd.
Canon (China) Co., Ltd.
Canon Marketing (Singapore) Pte. Ltd.
Canon Marketing (Malaysia) Sdn. Bhd.
Canon Marketing (Thailand) Co., Ltd.
Canon Marketing (Hong Kong) Co., Ltd.
Canon Semiconductor Engineering Korea Inc.
Canon Semiconductor Equipment Taiwan Inc.

BOARD OF DIRECTORS AND CORPORATE AUDITORS

(As of December 31, 2002)

President & CEO
Fujio Mitarai

Senior Managing Directors
Ichiro Endo
Yukio Yamashita
Toshizo Tanaka

Managing Directors
Takashi Saito
Yusuke Emura
Kinya Uchida
Akira Tajima
Nobuyoshi Tanaka
Tsuneji Uchida
Junji Ichikawa
Hajime Tsuruoka

Directors
Toru Takahashi
Muneo Adachi
Teruomi Takahashi
Hironori Yamamoto
Akiyoshi Moroe
Kunio Watanabe
Ikuo Soma
Yoroku Adachi
Yasuo Mitsuhashi

Corporate Auditors
Kohtaro Miyagi
Masaharu Aono
Tadashi Ohe
Tetsuo Yoshizawa

TRANSFER OFFICE AND REGISTRARS

Canon Inc.
30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo
146-8501, Japan

Transfer Office for Common Stock in Japan
Mizuho Trust & Banking Co., Ltd.
2-1, Yaesu 1-chome, Chuo-ku, Tokyo
103-8670, Japan

Depositary and Agent with Respect to American Depositary Receipts for Common Shares
Morgan Guaranty Trust Company of New York
60 Wall Street, New York, N.Y. 10260-0060, U.S.A.

Depositaries and Agents with Respect to Global Bearer Certificates for Common Shares
Deutsche Börse Clearing AG Börsenplatz 7-11
60313 Frankfurt am Main, Germany
Deutsche Bank AG, U+I/Emissionsfolgegeschäfte, Taunusanlage12, 60325 Frankfurt am Main, Germany

SHAREHOLDERS' INFORMATION

Stock exchange listings:
Tokyo, Osaka, Nagoya, Fukuoka, Sapporo, New York and Frankfurt stock exchanges

American Depositary Receipts (ADRs) are traded on the New York Stock Exchange.

Shareholders' annual general meeting:
March 28, 2003, in Tokyo

Other information:
For publications or information, please contact the Corporate Communications Center, Canon Inc., Tokyo, or access Canon's Website at
www.canon.com



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CANON INC. 30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501, Japan